Registration No. 333-94575
 -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Pre-Effective Amendment No.1
                                       To
                                  FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A. Valley Forge Life Insurance Company Variable Life Separate Account (Exact Name of Trust)

B.  Valley Forge Life Insurance Company
    (Name  of  Depositor)

C.  CNA Plaza, 43 South
    Chicago, Illinois 60685
    (Complete  address  of  depositor's  principal  executive  offices)

D.  Name  and  complete  address  of  agent  for  service:

    Jonathan D. Kantor
    Senior Vice President, General Counsel and Secretary
    Valley Forge Life Insurance Company
    CNA Plaza, 43 South
    Chicago, Illinois 60685

    Copies  to:

    Lynn Korman Stone
    Blazzard, Grodd & Hasenauer, P.C.
    P.O. Box 5108
    Westport, CT 06881
    (203) 226-7866

E.  Flexible Premium Variable Life Insurance Policy
    (Title and amount of  securities  being  registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous  offering

G.  Amount  of  Filing  Fee:  Not  Applicable

H.  Approximate date of proposed public offering:

    As soon as practicable after the effective date of this filing.

------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
------------------------------------------------------------------------------

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1(a)          Other Information
 (b)          The Variable Life Insurance Policy

2             Other Information

3             Not Applicable

4             Other Information

5             Other Information

6(a)          Not Applicable
 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases; Investment Options; Access to Your Money

11            Investment Options

12            Investment Options

13            Expenses

14            Purchases

15            Purchases

16            Purchases; Investment Options

17            Access to Your Money

18            Access to Your Money

19            Reports to Owners

20            Not Applicable

21            Access to Your Money

22            Not Applicable

23            Not Applicable

24            Other Information

25            Other Information

26            Expenses

27            The Company

28            Executive Officers and Directors

29            The Company

30            The Company

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Investment Options; Other Information

46            Purchases; Access to Your Money

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51            Other Information; Purchases

52            Investment Options

53            Other Information

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements



                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                    ISSUED BY
                VALLEY FORGE LIFE INSURANCE COMPANY VARIABLE LIFE
                                SEPARATE ACCOUNT
                                       AND
                       VALLEY FORGE LIFE INSURANCE COMPANY

This prospectus describes the Flexible Premium Variable Life Insurance Policy that we (Valley Forge Life Insurance Company) are offering.

The policy is a variable benefit policy. We have designed the policy for use in estate and retirement planning and other insurance needs of individuals.

You, the policyowner, have a number of investment choices in the policy. These investment choices include fixed account options as well as the investment options listed below. When you buy a policy and allocate funds to the investment options you are subject to investment risk. This means that the value of your policy may increase and decrease depending upon the investment performance of the investment option(s) you select. Under some circumstances, the death benefit and the duration of the policy will also increase and decrease depending upon investment performance. The duration of a policy (how long a policy will remain in force) is affected by how much cash value the policy has, which increases and decreases depending upon investment performance.

FEDERATED INSURANCE SERIES
Advised by Federated Investment Management
Company
Federated High Income Bond Fund II
Federated Prime Money Fund II
Federated Utility Fund II

THE ALGER AMERICAN FUND
Advised by Fred Alger Management, Inc.
Alger American Growth Portfolio
Alger American Mid-Cap Growth Portfolio
Alger American Small Capitalization Portfolio
    Alger American Leveraged All Cap Portfolio


FIRST EAGLE SOGEN VARIABLE FUNDS, INC. (formerly, SOGEN VARIABLE FUNDS, INC.) Advised by Arnhold and S. Bleichroeder Advisers, Inc.
First Eagle SoGen Overseas Variable Fund


VAN ECK WORLDWIDE INSURANCE TRUST
Advised by Van Eck Associates Corporation
Van Eck Worldwide Emerging Markets Fund
Van Eck Worldwide Hard Assets Fund

VARIABLE INSURANCE PRODUCTS FUND (VIP) and
VARIABLE INSURANCE PRODUCTS FUND II (VIP II)
Advised by Fidelity Management & Research
Company
Fidelity VIP II Asset Manager Portfolio
Fidelity VIP II Contrafund Portfolio
Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Index 500 Portfolio

MFS VARIABLE INSURANCE TRUST
Advised by MFS Investment Management
MFS Emerging Growth Series
MFS Growth With Income Series
MFS Research Series
MFS Total Return Series

JANUS ASPEN SERIES, Institutional Shares
Advised by Janus Capital Corporation
Janus Aspen Series Capital Appreciation Portfolio
Janus Aspen Series Growth Portfolio
Janus Aspen Series Balanced Portfolio
Janus Aspen Series Flexible Income Portfolio
Janus Aspen Series International Growth Portfolio
Janus Aspen Series Worldwide Growth Portfolio

    ALLIANCE VARIABLE PRODUCTS SERIES FUND, Class B Shares
Advised by Alliance Capital Management L.P.
Alliance Premier Growth Portfolio
Alliance Growth and Income Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
Advised by American Century Investment Management, Inc.
American Century VP Income & Growth Fund
American Century VP Value Fund

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST, Class 2 Shares
Advised by Templeton Asset Management Ltd.
Templeton Developing Markets Securities Fund (formerly, Templeton Developing Markets Fund)
Advised by Templeton Investment Counsel, Inc.
Templeton Asset Strategy Fund (formerly, Templeton Asset Allocation Fund)

LAZARD RETIREMENT SERIES
Advised by Lazard Asset Management
Lazard Retirement Equity Portfolio
Lazard Retirement Small Cap Portfolio

THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (formerly, Morgan Stanley Dean Witter Universal Funds, Inc.)
Advised by Morgan Stanley Asset Management Inc.
Morgan Stanley International Magnum Portfolio
Morgan Stanley Emerging Markets Equity Portfolio

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Flexible Premium Variable Life Insurance Policy. The Securities and Exchange Commission (SEC) maintains a Web site (http://www.sec.gov) that contains information regarding companies that file electronically with the SEC.

The policy:

*        is not a bank deposit.
*        is not federally insured.
*        is not endorsed by any bank or government agency.

The policy is subject to investment risk. You may be subject to loss of principal.

The Securities and Exchange Commission has not approved or disapproved these securities nor has it determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the policies. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Date: May 15, 2000

                                                 TABLE OF CONTENTS


                                                                                                               Page

HIGHLIGHTS........................................................................................................

THE COMPANY.......................................................................................................

THE VARIABLE LIFE INSURANCE POLICY................................................................................

EXPENSES .........................................................................................................

PURCHASES........................................................................................................

INVESTMENT CHOICES...............................................................................................

DEATH BENEFIT....................................................................................................

TAXES    ........................................................................................................

ACCESS TO YOUR MONEY.............................................................................................

OTHER INFORMATION................................................................................................

MORE INFORMATION.................................................................................................
         Executive Officers and Directors........................................................................
         Voting   ...............................................................................................
         Disregard of Voting Instructions........................................................................
         Legal Opinions..........................................................................................
         Our Right to Contest....................................................................................
         Federal Tax Status......................................................................................
         Reports to Owners.......................................................................................
         Legal Proceedings.......................................................................................
         Experts  ...............................................................................................
         Financial Statements....................................................................................

APPENDIX A - Illustrations of Policy Values......................................................................
APPENDIX B - Examples of Additional Insurance Rider .............................................................
APPENDIX C - Rates of Return ....................................................................................

                             INDEX OF SPECIAL TERMS

This prospectus is written in plain English to make it as understandable as possible. However, by the very nature of the policy, the use of certain technical words or terms are unavoidable. We have identified some of these words or terms. For some we have provided you with a definition below. For the remainder, we believe that you will find an adequate discussion in the text. We have identified these terms and provided you with a page number that indicates where you will find the explanation for the word or term. The word or term on the page is in italics.

Death Proceeds: The amount of money payable to the beneficiary if the insured dies while this policy is in force.

Debt: Any amount you owe us as the result of a policy loan. This includes any accrued loan interest.

General Account: Our assets other than those allocated to the Variable Account or any other separate account.

Investment Option: An investment choice within Valley Forge Life Insurance Company Variable Life Separate Account available under the policy.

Policy Loan Account: That portion of the cash value resulting from a policy loan.

Riders: An endorsement that is incorporated into your policy.

Specified Amount: A dollar amount used to determine the death benefit of your policy. This amount is chosen by you. The minimum specified amount is $100,000.

Target Premium: A premium calculated when a policy is issued, based on the insured's age, sex (except in unisex policies) and risk class. The Target Premium is used to calculate the surrender charge.

                                                                            Page
Beneficiary, Contingent Beneficiary
Business Day
Cash Value, Net Cash Value, Cash Surrender Value
Fixed Account I, Fixed Account II
Insured
Monthly Date
Monthly Anniversary
Owner, Joint Owner, Contingent Owner
Policy Year, Policy Anniversary
Policy Date


                                   HIGHLIGHTS

The Variable Life Insurance Policy

The variable life insurance policy is a contract between you, the owner, and us, an insurance company. The policy provides for life insurance coverage on the insured. It has cash values, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the policy is a variable life insurance policy, the value of your policy will increase or decrease depending upon the investment experience of the investment option(s) you choose. The death benefit associated with the policy is distributed free from federal income taxes to the named beneficiary. However, estate taxes may apply. We will issue the policy as an individual policy in most states; and as a group life insurance policy in other states.

Expenses

The policy has both insurance and investment features, and there are costs related to each that reduce the return on your investment. We deduct:

*    a premium charge from each premium payment made;

*    an expense charge daily from amounts allocated to the investment options;

* a monthly deduction from cash value for: cost of insurance; cost of any rider(s); and monthly policy fee; and

* daily investment option charges which apply to the average daily value of the investment options.

We may assess a surrender charge if you take out money from your policy. If you make more than 12 transfers in any policy year, unless the transfer is pre-scheduled, we will charge a transfer processing fee. Also, for the first 12 months after an increase in the specified amount, we will deduct $10 each month from your policy.

    Once the insured turns 95, we will no longer deduct the Monthly Deduction.

There are fees and expenses which are deducted from the assets of the investment options

Purchases

You purchase the policy by completing the proper forms. In some circumstances, we may contact you for additional information regarding the insured. We may require the insured to provide us with medical records, physicians' statements or a complete paramedical examination.

The minimum initial premium payment we accept is computed for you based on the specified amount you request. The policy is designed for the payment of subsequent premiums. The minimum subsequent premium payment you can make is $50.

Investment Choices

You can put your money in the fixed account options and/or in any of the investment options. Currently, you may invest in all investment choices at any one time. However, we reserve the right to limit this in the future.

Death Benefit

The amount of the death benefit depends on:

*        the specified amount of insurance of your policy;
*        the death benefit option in effect at the time of death;
*        under some circumstances, your cash value; and
*        the death benefit of any rider.

There are two death benefit options: Option 1 and Option 2. Under certain circumstances you can change death benefit options. You can also change the specified amount under certain circumstances after your policy has been in force for one year.

If death benefit Option 1 is in effect, the death benefit is the greater of your specified amount, or your cash value on the date of death multiplied by the applicable factor. Under this option, the amount of the death benefit is fixed, except when we use the factor to determine the benefit percentage.

If death benefit Option 2 is in effect, the death benefit is the greater of your specified amount in effect plus the cash value, or the cash value on the date of death multiplied by the applicable factor. Under this option, the amount of the death benefit is variable.

Taxes

Your policy has been designed to comply with the definition of life insurance in the Internal Revenue Code. As a result, the death proceeds paid under the policy should be excludable from the gross income of your beneficiary. Any earnings in your policy are not taxed until you take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the policy is considered a Modified Endowment Contract (MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includible in taxable income. If you are younger than 59 1/2 when you take money out of a MEC, you may also be subject to a 10% federal tax penalty on the earnings withdrawn.

Access to Your Money

You can make a total surrender of your policy at any time and we will pay you the net cash value. You may make a partial surrender at any time after the 5th policy anniversary, or earlier if required by state law. When you make a total or partial surrender, a surrender charge may be assessed.

You can also borrow some of your net cash value.

Other Information

Free Look. You can cancel the policy within 10 days after you receive it (or whatever period is required in your state). We will refund an amount equal to the cash value plus fees or charges deducted from premium payments less any debt. When we receive your initial net premium, we will credit the amount to your policy on the policy date. Your initial premium will be allocated to the selected investment options on the latest of:

* two business days after the policy date;
* two business days after our receipt of your initial premium at our Administrative Office; or
* the date our underwriters approve your application for a policy.

Additional Features. The following additional features are offered:

* You can arrange to have a regular amount of money automatically transferred from the Federated Prime Money Fund II to selected investment options or our general account each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature the dollar cost averaging option.

* You can arrange to have us automatically rebalance amounts in selected investment options and Fixed Account I to return to your original percentage allocations. We call this feature the automatic transfer option.

* In some states, at any time during the first 18 months your policy is in force, you can convert the policy to any permanent non-variable policy offered by us in your state. We call this feature the right to convert.

* If the insured becomes terminally ill, we will pay you a portion of the death benefit. We call this feature the accelerated benefit.

* If the insured becomes disabled, under certain circumstances, we will waive the monthly deductions. We call this the waiver of monthly deduction benefit.

* We also offer a number of additional riders that are common to life insurance policies.

These features and riders may not be available in your state and may not be suitable for your particular situation.

Inquiries

If you need more information about buying a policy, please contact us at:

                           Valley Forge Life Insurance Company
                           100 CNA Drive
                           Nashville, TN 37214
                           (800) 262-1755

                                   THE COMPANY

Valley Forge Life Insurance Company, with its administrative office located at 100 CNA Drive, Nashville, TN 37214, is a wholly-owned subsidiary of Continental Assurance Company ("Assurance"). Assurance is a wholly- owned subsidiary of Continental Casualty Company ("Casualty"), which is wholly-owned by CNA Financial Corporation ("CNA"). Loews Corporation owns approximately 86% of the outstanding common stock of CNA as of December 31, 1999.

We are principally engaged in the sale of life insurance and annuities. We are licensed in the District of Columbia, Guam, Puerto Rico and all states except New York, where we are only admitted as a reinsurer.

                       THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance policy is a contract between you, the owner, and us, an insurance company. The policy described in this prospectus is a flexible premium variable life insurance policy. The policy is "flexible" because:

*    the frequency and amount of premium payments can vary;

*    you can choose between death benefit options; and

* you can increase or decrease the amount of insurance coverage, all within the same policy of insurance.

The policy is "variable" because the cash value, when allocated to the investment options, may increase or decrease depending upon the investment results of the selected investment options. Under certain circumstances, the death benefit and the duration of your policy may also vary. The death benefit may vary because investment performance of the selected investment options may be sufficient to result in the death benefit being greater than the specified amount. The duration of your policy is also affected by investment performance because charges under the policy, when coupled with poor performance, may mean that at sometime there may not be enough cash value in your policy to pay the charges and your policy will terminate unless you make a premium payment(s).

During the life of the insured, you can surrender the policy for all or part of its net cash value. You may also obtain a policy loan using the policy as security and by properly assigning it to us.

We also make available a number of riders to meet a variety of your estate planning needs.

To the extent you select any of the investment options, you bear the investment risk. If your net cash value is insufficient to pay any expense charges, the policy may terminate.

Because the policy is like traditional and universal life insurance, it provides a death benefit which is paid to your named beneficiary. These proceeds should be excludable from the gross income of the beneficiary, however estate taxes may apply. The income tax-free death proceeds makes this an excellent way to accumulate money you do not think you will use in your lifetime. It is also a tax-efficient way to provide for those you leave behind. If you need access to your money, you can borrow from the policy or make a total or partial surrender.

    We will issue the policy as an individual policy in most states, and as a group certificate under a group life insurance policy in other states. As used in this prospectus, the term policy refers to either: the individual life policy, or to a certificate issued under a group life policy.


Purchasing Considerations

The policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investments in the investment options. The policy offers the following to individuals:

*        create or conserve one's estate;
*        supplement retirement income; and
*        access to funds through loans and surrenders.

If you currently own a variable life insurance policy on the life of the insured, you should consider whether the purchase of the policy described in this prospectus is appropriate. Replacement of an existing policy with this policy may not be advantageous to your situation.

                                    EXPENSES

There are charges and other expenses associated with the policy that reduce the return on your investment in the policy. The charges and expenses are described below.

Premium Charge

We deduct a premium charge from each premium payment you make to reimburse us for the expenses associated with selling the policy and for tax charges and costs we incur. The premium charge is as follows:

         Policy Years 1-10:                 7.5% of all premiums up to the target premium.
         Policy Years 11 and later:         5.5% of all premiums up to the target premium.
         All Years:                         3.5% of all premiums in excess of the target premium.

Monthly Deductions

Each monthly date, we will make certain deductions from the cash value of your policy. The monthly deduction is for:

*        the cost of insurance for the following month;
*        the monthly cost of any riders attached to your policy; and
*        the monthly policy fee.

The first monthly deduction will be determined as of the policy date. The monthly deduction will be deducted on a pro-rata basis from the cash surrender value allocated to the investment options and fixed accounts.

Cost of Insurance. This charge compensates us for the insurance coverage we provide in the month following the charge. We determine the monthly cost of insurance rate each year as of the policy anniversary. The rate will be charged for the next policy year. The cost of insurance rate for a specified amount of insurance portion for a policy month equals the sum of:

* the standard cost of insurance rate for that month from the table of our standard cost of insurance rates; and

* an additional rate or charge for any extra mortality risk classification (substandard insurance) that applies for the specified amount of insurance portion.

The additional rate or charge for an extra mortality risk classification for any policy month equals the amount of extra mortality that the risk classification represents for that month. Each portion of the specified amount will have its own cost of insurance rate which may be different from any other portion.

The total cost of insurance rate for a policy month will be uniform for all specified amount of insurance portions that:

*        are in the same specified amount band, sex, and risk classification;
*        take effect when the insureds are the same age; and
*        have been in force the same length of time.

We may charge less than the maximum cost of insurance rates shown in your policy from time to time based on our expectations as to future cost elements such as: investment earnings, mortality, persistency, expenses and taxes. Any change we make will apply to all specified amount portions in the same risk classification.

Since the mortality tables used with the policy distinguish between males and females, the cost of insurance and the benefits payable will differ between males and females of the same age. Employers, employee plans and employee organizations should seek legal advice to determine whether the Civil Rights Act of 1964, Title VII, or other applicable law prohibits the use of sex distinct mortality tables. We will offer the policy based upon unisex mortality tables where required.

Monthly Cost of Riders. The amount of any charges associated with riders, if any, each policy month is determined in accordance with the rider and is shown on the schedule page of your policy.

Monthly Policy Fee. There is a monthly policy fee which is equal to $26 per policy month for the first policy year. Thereafter, the fee is $6 per policy month. The charges reimburse us for expenses incurred in the administration of the policies. Such expenses include: confirmations, annual account statements, maintenance of policy records, maintenance of variable account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for policy owner servicing and all accounting, valuation, regulatory and updating requirements.

Expense Charge

We deduct an expense charge from each investment option each business day. The expense charge is equal to:

         Policy Years 1-10:                          Approximately .90%, on an annual basis, of the
                                                     cash value of each investment option.

         Policy Years 11 and later:                  Approximately .45%, on an annual basis, of the
                                                     cash value of each investment option.

This charge compensates us for some of the mortality risks we assume, and the risk that we will experience costs above that for which we are compensated. It also compensates us for some of the administrative costs in administering the policy. We expect to profit from the charge.

Surrender Charges

A surrender charge may be deducted if you make a full or partial surrender.
A surrender charge may also be applicable when you reduce the specified amount. The surrender charge varies by issue age, specified amount, sex, smoking status, and contract duration. The surrender charge is a percentage of specified amount of insurance for the first 6 policy years. The charge then grades down to zero over policy years 7 through 15 as shown in the following table:

                           Policy Years                       % of Surrender Charge
                           1-6                                100%
                           7                                  80%
                           8                                  70%
                           9                                  60%
                           10                                 50%
                           11                                 40%
                           12                                 30%
                           13                                 20%
                           14                                 10%
                           15+                                No Surrender Charge

Transfer Processing Fee

You may transfer values from one investment option to another, or to or from the fixed accounts. The first 12 transfers in a policy year are free. The fee for each additional transfer is currently $25. The transfer processing fee is deducted from the amount which is transferred. Prescheduled dollar cost averaging transfers or automatic transfers are not counted when we determine
transfer  processing  fees.     Each transfer request      is considered to be
one request regardless of the number of investment options or any fixed account involved in the transfer.

Charges after the Insured's 95th Birthday

    Once the insured turns 95, we will no longer deduct the insurance related charges, but will continue to deduct the asset based charges.


Waiver of Monthly Deduction Rider

If you choose the waiver of monthly deduction rider, we will waive monthly deductions if the insured becomes totally disabled, as defined in the rider. The waiver will begin on the latest date when:

*        we have been notified of the onset of a total disability;
*        we have received due proof of total disability; and
*        total disability has continued for 6 consecutive months.

If you choose this feature, the monthly cost of this rider is shown on your policy schedule. The rider will terminate:

*    on the first policy anniversary on or after the insured's 65th birthday;

*    if you give us written notice to terminate it; or

*    when the policy terminates.

This benefit may not be available in your state.

The annual  expenses of the  portfolios     for the year ended December 31, 2000
     below are based on data provided by the respective fund groups. We have not independently verified such data. Future expenses may be greater or less than those shown.

Investment Option Expenses: (as a percentage of the average daily net assets of an investment option)

                                                                                Other            Total Annual
                                                                                Expenses (after  Expenses (after
                                                                                waivers and/or   waivers and/or
                                                                                reimbursements   reimbursements
                                                                                with respect     with respect
                                                                                to certain       to certain
                                                          Management     12b-1  investment       investment
                                                         (Advisory Fees) Fees   options)         options)
                                                         --------------- ----   --------       --------
Federated Insurance Series (See Note 1)
Federated High Income Bond Fund II                            0.60%            0.19%            0.79%
Federated Prime Money Fund II                                 0.50%            0.23%            0.73%
Federated Utility Fund II                                     0.75%            0.19%            0.94%


The Alger American Fund
Alger American Growth Portfolio                               0.75%            0.04%            0.79%
Alger American Mid-Cap Growth Portfolio                       0.80%            0.05%            0.85%
Alger American Small Capitalization Portfolio                 0.85%            0.05%            0.90%
Alger American Leveraged AllCap Portfolio (See Note 2)        0.85%            0.08%            0.93%

First Eagle SoGen Variable Funds, Inc. (See Note 3)
First Eagle SoGen Overseas Variable Fund                      0.75%            0.75%            1.50%

Van Eck Worldwide Insurance Trust
Van Eck Worldwide Emerging Markets Fund (See Note 4)          1.00%            0.34%            1.34%
Van Eck Worldwide Hard Assets Fund                            1.00%            0.26%            1.26%

Variable Insurance Products Fund (VIP) and Variable
Insurance Products Fund II (VIP II),  (See Note 5)
Fidelity VIP II Asset Manager Portfolio                       0.53%            0.09%            0.62%
Fidelity VIP II Contrafund Portfolio                          0.58%            0.07%            0.65%
Fidelity VIP Equity-Income Portfolio                          0.48%            0.08%            0.56%
Fidelity VIP II Index 500 Portfolio                           0.24%            0.04%            0.28%

MFS Variable Insurance Trust (See Note 6)
MFS Emerging Growth Series                                    0.75%            0.09%            0.84%
MFS Growth With Income Series                                 0.75%            0.13%            0.88%
MFS Research Series                                           0.75%            0.11%            0.86%
MFS Total Return Series                                       0.75%            0.15%            0.90%

Janus Aspen Series, Institutional Shares (See Note 7)
Janus Aspen Series Capital Appreciation Portfolio             0.65%            0.04%            0.69%
Janus Aspen Series Growth Portfolio                           0.65%            0.02%            0.67%
Janus Aspen Series Balanced Portfolio                         0.65%            0.02%            0.67%
Janus Aspen Series Flexible Income Portfolio                  0.65%            0.07%            0.72%
Janus Aspen Series International Growth Portfolio             0.65%            0.11%            0.76%
Janus Aspen Series Worldwide Growth Portfolio                 0.65%            0.05%            0.70%

Alliance Variable Products Series Fund, Class B Shares
Alliance Premier Growth Portfolio                             1.00%     0.25%  0.04%            1.29%
Alliance Growth and Income Portfolio                          0.63%     0.25%  0.09%            0.97%

American Century Variable Portfolios, Inc. (See Note 8)
American Century VP Income & Growth Fund                      0.70%       -     0.00%            0.70%
American Century VP Value Fund                                1.00%       -     0.00%            1.00%

Franklin Templeton Variable Insurance
Products Trust, Class 2 Shares (See Note 9)
Templeton Developing Markets Securities
  Fund (see Note 15)                                          1.25%    0.25%    0.31%            1.81%
Templeton Asset Strategy Fund (see Note 10)                   0.60%    0.25%    0.18%            1.03%

Lazard Retirement Series (See Note 11)
Lazard Retirement Equity Portfolio                            0.75%    0.25%    0.25%            1.25%
Lazard Retirement Small Cap Portfolio                         0.75%    0.25%    0.25%            1.25%


The Universal Institutional Funds, Inc. (See Note 12)
Morgan Stanley International Magnum Portfolio                 0.29%       -     0.87%            1.16%
Morgan Stanley Emerging Markets Equity Portfolio              0.42%       -     1.37%            1.79%

Notes to Table of Fees and Expenses

1. The Fund did not pay or accrue the shareholder services fee during the fiscal year ended December 31, 1999. The Fund has no present intention of paying or accruing the shareholder services fee during the fiscal year ending December 31, 2000. The maximum shareholder services fee is 0.25%.

2. Included in other expenses of the Alger American Leveraged AllCap Portfolio is .01% of interest expense.

3. The annualized ratios of operating expenses to average net assets for the period ended December 31, 1999 would have been 3.32% without the effect of the investment advisory fee waiver and expense reimbursement provided by the advisor.

4. For the year ended December 31, 1999, Van Eck Associates Corporation (Adviser) agreed to waive its management fees and assume all expenses of the Fund except interest, taxes, brokerage commissions and extraordinary expenses exceeding 1.5% of average daily net assets for the period January 1, 1999 to May 12, 1999. For the period May 13, 1999 to December 31, 1999, the Adviser agreed to waive its management fees and assume all expenses of the Fund except interest, taxes, brokerage commissions and extraordinary expenses exceeding 1.30% of average daily net assets. Without such waivers and assumption of expenses, for the year ended December 31, 1999, other expenses were .54% and total annual expenses were 1.54%

5. A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, through arrangements with certain funds', or FMR on behalf of certain funds', custodian credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund's expenses. Without these reductions, the total operating expenses presented in the table would have been .57% for Equity-Income Portfolio, .63% for Asset Manager Portfolio, and .71% for Contrafund Portfolio. FMR agreed to reimburse a portion of the Index 500 Portfolio's expenses during the period. Without this reimbursement, the Portfolio's management fee, other expenses and total expenses would have been .24%, .10% and .34%, respectively.

6. Each of these funds has an expense offset arrangement which reduces its custodian fee based upon the amount of cash it maintains with its custodian and dividend disbursing agent, and may enter into such arrangements and directed brokerage arrangements (which would also have the effect of reducing its expenses). Any such fee reductions are not reflected above under "Other Expenses" and therefore are higher than the actual expenses of the series.

7. Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee for the Growth, Capital Appreciation, International Growth, Worldwide Growth, and Balanced Portfolios. All expenses are shown without the effect of expense offset arrangements.

8. The funds of American Century Variable Portfolios, Inc. have a stepped fee schedule. As a result, the funds' management fees generally decrease as the funds' assets increase.

9. The fund's class 2 distribution plan or "rule 12b-1 plan" is described in the fund's prospectus. While the maximum amount payable under the fund's class 2 rule 12b-1 plan is 0.35% per year of the fund's average daily net assets, the Board of Trustees of Franklin Templeton Variable Insurance Products Trust has set the current rate at 0.25% per year.

10. On 2/8/00, shareholders approved a merger and reorganization that combined the fund with a similar fund of the Franklin Templeton Variable Insurance Products Trust ("VIP"). VIP shareholders approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Templeton Developing Markets Securities Fund - Management Fees 1.25%, 12b-1 fees 0.25%, Other Expenses 0.29%, and Total Annual Expenses 1.79%; Templeton Asset Strategy Fund - Management Fees 0.60%, 12b-1 fees 0.25%, Other Expenses 0.14% and Total Annual Expenses 0.99%. The fund's class 2 distribution plan or "rule 12b-1 plan" is described in the fund's prospectus.

11. Effective May 1, 1999, Lazard Asset Management, the Fund's investment adviser, has agreed to waive its fee and/or reimburse the Portfolios through December 31, 2000 to the extent total annual portfolio expenses exceed 1.25% of the Portfolio's average daily net assets. Absent such an agreement, the other expenses and total annual portfolio expenses for the year ended December 31, 1999 would have been 4.63% and 5.63% for the Lazard Retirement Equity Portfolio and 6.31% and 7.31% for the Lazard Retirement Small Cap Portfolio.

12. With respect to the Universal Institutional Funds, Inc. portfolios, the investment adviser has voluntarily waived a portion or all of the management fees and reimbursed other expenses of the portfolios to the extent total operating expenses exceed the following percentages: Emerging Markets Equity Portfolio 1.75%, International Magnum Portfolio 1.15%. The adviser may terminate this voluntary waiver at any time at its sole discretion. Absent such reductions, the "Management Fees" and "Other Expenses" would have been as follows: 1.25% and 1.37%, respectively for the Emerging Markets Equity Portfolio; and 0.80% and 0.87%, respectively for the International Magnum Portfolio.




                                    PURCHASES
Premiums

The initial premium is due on the policy date. The policy date is the date coverage under the policy becomes effective. Other premiums may be required. All premiums must be sent to us at our Administrative Office. Before we send out the policy, the application and the premium must be in good order as determined by our administrative rules.

Your first policy year starts on the day the coverage is effective under your policy (the policy date). The twelve month period beginning on the policy date and ending the day before the same date in the next calendar year (and each succeeding twelve month period) is referred to as a policy year. Future policy years start on the same day and month in each subsequent year. We call that date a policy anniversary. Your monthly date is the same day as the policy date for each succeeding month.

Application for a Policy

In order to purchase a policy, you must submit an application to us that requests information about the proposed insured. In some cases, we may contact you for additional information. We may request that the insured provide us with medical records, a physician's statement or possibly require other medical tests.

Subsequent Premiums

The policy is designed to allow you to make subsequent premium payments. You can make premiums during the lifetime of the insured or until the insured's age 95. You may change the amount and frequency of premiums. We have the right to limit the amount of any increase. Each premium after the initial premium must be at least $50. Unless you tell us otherwise, any subsequent payments will be considered premiums and not loan repayments. Subsequent premium payments will be credited to your policy as of the day they are received.

Allocation of Premium

The initial premium is credited on the policy date. The initial premium will be allocated to the investment options on the latest of:

*    2 business days after the policy date;

* 2 business days after our receipt of your initial premium at our administrative office; or

*    the date our underwriters approve this policy.

Your premium is     then       allocated to the available  fixed accounts or one
or more of the investment options, as selected by you. This allocation is not subject to the transfer fee provision (see "Transfer Fee"). Currently, you can select as many investment options as you wish. However, we reserve the right to limit this in the future. All allocation percentages must be in whole numbers and at least 1%.

You may change the allocation of future premiums by providing us with written notice. The change will be effective on the date we receive your request at our administrative office.

Our Right to Reject or Return a Premium Payment

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the policy to return any premiums paid which we have determined will cause the policy to fail as life insurance. We also have the right to make changes in the policy or to make a distribution to the extent we determine this is necessary to continue to qualify the policy as life insurance. Such distributions may have current income tax consequences to you.

If subsequent premiums will cause your policy to become a Modified Endowment Contract (MEC), we will contact you prior to applying the premium to your policy. If you elect to have the premium applied, we require that you acknowledge in writing that you understand the tax consequences of a MEC before we will apply the premiums.

Total Disability Waiver of Premium Rider

We make available a total disability waiver of premium rider. Under this rider, we will credit a premium while the policy is in force if the insured becomes totally disabled, as defined in the rider. The monthly premium credited will be the lesser of:

*    1/12th of the waiver of premium amount shown on your policy schedule; or

* the monthly average of premiums paid on your policy over the last 36 policy months.

    In order to receive the benefits under the Total Disability Waiver of Premium Rider, you must notify us of your total disability. You must also provide us with proof of your total disability. You are not eligible for this benefit until your total disability has continued for at least six consecutive months. If you choose this feature, the monthly cost of this rider is shown on your policy schedule. The rider will terminate:

*    on the first policy anniversary on or after the insured's 65th birthday;

*    if you give us written notice to terminate it; or

*    when the policy terminates.

The rider may not be available in your state.

Grace Period

If the net cash value on any business day is not sufficient to cover any expense charges which are due but unpaid, a grace period of 61 days will be allowed for the payment of sufficient premium to keep your policy in force. We will send you a notice at the start of the grace period to your last known address and to any assignee. A minimum payment of an amount equal to 2 monthly deductions must be paid. The grace period will end 61 days after we mail you the notice. If sufficient premium is not paid by the end of the grace period, the policy will terminate without value. If the insured dies during the grace period, we will pay the death proceeds. If the lapse prevention guarantee described below is in effect, the grace period will not apply until the beginning of the policy year following the lapse prevention guarantee period.

Reinstatement

If your policy terminated at the end of a grace period and you have not surrendered it for its cash surrender value, you can request that we reinstate it (restore your insurance coverage). To reinstate your policy you must:

* submit a written request for reinstatement at any time within 3 years after the end of the grace period;

*    submit proof of insurability satisfactory to us;

*    pay an amount large enough to cover the next 2 monthly deductions;

* pay any negative cash surrender value that existed at the end of the grace period; and

*    repay or reinstate any debt which existed at the end of the grace period.

The effective date of a reinstatement is the monthly date on or following the day we approve the request for reinstatement.

If a surrender charge was applied when the policy lapsed, the surrender charge applied will be credited to the cash value of your policy. The surrender charge on the date of reinstatement is equal to the surrender charge on the date of lapse. To determine the surrender charge on any date after the effective date of reinstatement, we will not consider the period during which the policy was lapsed. Unless you tell us otherwise, the allocation of the amount of the surrender charge, additional premiums and loan repayments will be based on the allocations in effect at the start of the grace period.

Lapse Prevention Guarantee

We guarantee that your policy will not lapse during the      selected      lapse
prevention guarantee period if throughout that period, (a) equals or exceeds (b) where:

     (a) is the aggregate premium payments made less the amount of any surrenders (including applicable surrender charges) less any loan amount; and

     (b) is the minimum monthly lapse prevention guarantee premium multiplied by the number of complete months since the policy date, including the current month.

    There are five lapse prevention guarantee periods you can select:

      5 years
     10 years
     20 years
     until you are 65
     until you are 85

Cash Value

The cash value is the sum of the value in each investment option, any fixed account and the policy loan account. On the policy date, the cash value in each investment option is equal to the portion of the initial premium allocated to the investment option. After the policy date the cash value equals the sum of the value in the fixed accounts and in the investment options you have selected.

The cash value reflects:

*    premiums paid;

*    the monthly deductions;

*    the investment experience of the investment options selected;

*    any interest credited on any fixed account selected;

* any interest earned or interest charged on amounts allocated to the policy loan account; and

*    any deductions due as a result of a transfer or a partial surrender.

Cash Surrender Value and Net Cash Value

Your cash surrender value equals your cash value less the surrender charge. Your net cash value equals the cash surrender value less any debt.

During the insured's life, you may:

*        take loans based on the net cash value;
*        make partial surrenders (after the 5th policy anniversary); or
*        surrender the policy for its net cash value.

Method of Determining Your Cash Value Allocated to an Investment Option

The value of your policy will go up or down depending upon the investment performance of the investment option(s) you choose and the charges and deductions made against your cash value. In order to keep track of the value of your cash value, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit by multiplying the accumulation unit value for the immediately preceding business day by a factor for the investment option for the current business day.

The factor is determined by:

* dividing the value of an investment option at the end of the current business day by the value of an investment option for the previous business day; and

*    subtracting the expense charge.

The value of an accumulation unit may go up or down from day to day.

When you make a premium payment, we credit your policy with accumulation units. The number of accumulation units credited is determined by dividing the amount of premiums allocated to the investment option by the value of the accumulation unit for that investment option. When we assess any charges we do so by deducting accumulation units from your policy. When you take a loan we reduce the number of the accumulation units in your policy and transfer the amount to the loan account.

    Our business day is each day that the New York Stock Exchange is open for business. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

                               INVESTMENT CHOICES

The policy offers investment options which invest in various funds. The investment options listed below are currently available in connection with the policy.

You should read this prospectus and the accompanying prospectuses for the investment options carefully before investing. Certain portfolios may not be available under the policy offered by this prospectus.

The investment objectives and policies of certain investment options are similar to the investment objectives and policies of other mutual funds that the investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment options may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same advisers.


FEDERATED INSURANCE SERIES
Advised by Federated Investment Management Company
Federated High Income Bond Fund II
Federated Prime Money Fund II
Federated Utility Fund II (seeks high current income and moderate capital appreciation by investing in securities of utility companies)

THE ALGER AMERICAN FUND
Advised by Fred Alger Management, Inc.
Alger American Growth Portfolio
Alger American Mid-Cap Growth Portfolio
Alger American Small Capitalization Portfolio
Alger American Leveraged All Cap Portfolio

FIRST EAGLE SOGEN VARIABLE FUNDS, INC. (formerly, SoGen Variable Funds, Inc.) Advised by Arnhold and S. Bleichroeder Advisers, Inc. (Prior to December 31,
  1999, Societe Generale Asset Management Corp. was the adviser)
First Eagle SoGen Overseas Variable Fund (formerly, SoGen Overseas Variable
  Fund)

VAN ECK WORLDWIDE INSURANCE TRUST
Advised by Van Eck Associates Corporation
Van Eck Worldwide Emerging Markets Fund
Van Eck Worldwide Hard Assets Fund

VARIABLE INSURANCE PRODUCTS FUND (VIP) and
VARIABLE INSURANCE PRODUCTS FUND II (VIP II)
Advised by Fidelity Management & Research Company
Fidelity VIP II Asset Manager Portfolio
Fidelity VIP II Contrafund Portfolio (long-term capital appreciation) Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Index 500 Portfolio

MFS VARIABLE INSURANCE TRUST
Advised by MFS Investment Management
MFS Emerging Growth Series
MFS Growth With Income Series
MFS Research Series (seeks long-term capital growth and future income) MFS Total Return Series

JANUS ASPEN SERIES, Institutional Shares
Advised by Janus Capital Corporation
Janus Aspen Series Capital Appreciation Portfolio
Janus Aspen Series Growth Portfolio
Janus Aspen Series Balanced Portfolio
Janus Aspen Series Flexible Income Portfolio
Janus Aspen Series International Growth Portfolio
Janus Aspen Series Worldwide Growth Portfolio

ALLIANCE VARIABLE PRODUCTS SERIES FUND, Class B Shares
Advised by Alliance Capital Management, L.P.
Alliance Premier Growth Portfolio
Alliance Growth and Income Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
Advised by American Century Investment Management, Inc.
American Century VP Income & Growth Fund
American Century VP Value Fund

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST*, Class 2 Shares Advised by Templeton Asset Management Ltd.
Templeton Developing Markets Securities Fund (formerly, Templeton
  Developing Markets Fund)
Advised by Templeton Investment Counsel, Inc.
Templeton Asset Strategy Fund (formerly, Templeton Asset Allocation
  Fund)

*Effective May 1, 2000, the funds of Templeton Variable Products Series Fund were merged into similar funds of Franklin Templeton Variable Insurance Products Trust.

LAZARD RETIREMENT SERIES
Advised by Lazard Asset Management
Lazard Retirement Equity Portfolio
Lazard Retirement Small Cap Portfolio


THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (formerly, Morgan Stanley Dean Witter Universal Funds, Inc.)
Advised by Morgan Stanley Asset Management Inc.
Morgan Stanley International Magnum Portfolio
Morgan Stanley Emerging Markets Equity Portfolio


Shares of the investment options may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain investment options may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into  certain  arrangements  under which we are  reimbursed  by the
investment   options'   advisers,   distributors   and/or   affiliates  for  the
administrative services which we provide to the funds.

Substitution and Limitations on Further Investments

We may substitute one of the investment options you have selected with another investment option. We will not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an investment option. We will give you notice of our intention to do this.

Fixed Account Options

You may allocate premiums and cash values to one of our fixed account options. Fixed Account I is part of our general account, and will offer a uniform interest rate guaranteed for one policy year by us. At our discretion, we may declare an excess interest rate for this account. Fixed Account II offers various interest rates and time periods to select from. We have segregated our assets in Fixed Account II from our general account. The interest rates offered by Fixed Account II will depend on the time period you select. In certain circumstances, if you make a surrender from Fixed Account II before the expiration of the time period, you may be subject to an interest adjustment. The adjustment may be positive or negative. We also offer a dollar cost averaging option from our general account (see below).

Transfers

You can make transfers as described below. We have the right to terminate or modify these transfer provisions.

You can make transfers by telephone. If you own the policy with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. We will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we fail to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. However, we will not be liable for following telephone instructions that we reasonably believe to be genuine. We may tape record telephone instructions.

Transfers are also subject to the following:

     *    Currently, you can make 12 transfers every policy year without charge.

     * We will assess a $25 transfer fee for each transfer in excess of the free 12 transfers allowed per policy year. Transfers made pursuant to the dollar cost averaging option and the automatic transfer option will not count in determining the application of any transfer fee.

     * The minimum amount which you can transfer is $250 or your entire value in the investment option or any fixed account option, if it is less. This requirement is waived if the transfer is made in connection with the dollar cost averaging option or the automatic transfer option.

     * You may not make a transfer until after the end of the free-look period.


     * A transfer will be effected as of the end of the business day when we receive transfer request that contains all the information that is necessary for us to process the request.

     * We are not liable for a transfer made in accordance with your instructions.

     * Your right to make transfers is subject to modification if we determine, in our sole opinion, that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by us to be to the disadvantage of other owners. A modification could be applied to transfers to, or from, one or more of the investment options and could include, but is not limited to:

          a.   the  requirement  of a minimum time period between each transfer;
               or

          b. not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or

          c. limiting the dollar amount that may be transferred between investment options by an owner at any one time.


     * Transfers do not change your allocation instructions for future premium payments.

Dollar Cost Averaging

Dollar cost averaging  allows you to  systematically  transfer a set amount each
month      a source  account  to       any of the  investment  options  or Fixed
Account I. By allocating amounts on a regularly scheduled basis as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. Dollar cost averaging may not be available in your state.

    We offer two different Dollar Cost Averaging (DCA) riders. You can have only one DCA account at a time. When you select a DCA option, we will open a dollar cost averaging account for you. If you select DCA Rider I, you must have at least $1,000 in the Federated Prime Money Fund II in order to participate in the dollar cost averaging option. The minimum amount which can be transferred each month is $100. If you select DCA Rider II, which is only available at issue, you must commit at least $5,000 to the DCA account. Your DCA account II is part of our general account assets and will be credited interest. You can select either a 6 or 12 month period when you elect DCA Rider II.

Dollar cost averaging transfers will begin on the date you request, but no sooner than 7 business days after we receive the request provided the transfers do not begin until 30 days after the effective date of your policy. All dollar cost averaging transfers are made effective the same day each month. However, this day may not be later than the 28th of each month. If the calender day selected is not a business day, transfers are made as of the next business day.

Dollar cost averaging will terminate when any of the following occurs:

*        at the end of the     selected      month period you designate; or

*        within 7 days of your written request to terminate these transfers.

    If your DCA option is terminated, all money remaining in the dollar cost averaging account will be transferred to the Federated Prime Money Fund II.
We have the right to modify, discontinue or suspend the dollar cost averaging option. If you participate in the dollar cost averaging option, the transfers made under the program are not taken into account in determining any transfer fee. There is no additional charge for this option.

Dollar cost averaging does not assure a profit and does not protect against loss in declining markets. Dollar cost averaging involves continuous investment in the selected investment option(s) regardless of fluctuating price levels of the investment option(s). You should consider your financial ability to continue the dollar cost averaging option through periods of fluctuating price levels.

Automatic Transfer Option

Once your money has been allocated among the investment choices, the performance of the elected options may cause your allocation to shift. You can direct us to automatically rebalance your cash value in selected investment options and Fixed Account I to return to your original percentage allocations by selecting our automatic transfer option. The automatic transfer option may not be available in your state.

You have the choice of rebalancing monthly, quarterly, semi-annually or annually. All transfers must take place before the 28th of the month. Allocation percentages must be in whole numbers.

If you participate in the automatic transfer option, the transfers made under the program are not taken into account in determining any transfer fee. You may stop the automatic transfer option at any time by written notice. We must receive your written notice at least seven days before the first business day in a new period. Once automatic transfer has been elected, any subsequent transfer instructions that differ from the then current instructions are treated as a request to change the automatic transfer allocation. All changes must be by written notice.

Example:

     Assume that you want your initial premium split between 2 investment options. You want 80% to be in the MFS Growth With Income Series and 20% to be in the Janus Aspen International Growth Portfolio. Over the next 2 1/2 months the domestic market does very well while the international market performs poorly. At the end of the quarter, the MFS Growth With Income Series now represents 86% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the MFS Growth With Income Series to bring its value back to 80% and use the money to buy more units in the Janus Aspen International Growth Portfolio to increase those holdings to 20%.

                                  DEATH BENEFIT

The amount of the death benefit depends on the total specified amount of insurance, your cash value on the date of the insured's death and the death benefit option (Option 1 or Option 2) in effect at that time. The insured is the person whose life is covered by this policy. The insured is named on the schedule page of your policy. The actual amount we pay the beneficiary will be
reduced by any outstanding debt and any due and unpaid     charges     .

The initial specified amount and the death benefit option in effect on the policy date (the date when the insured's life is covered under the policy) are shown on the schedule page of your policy.

     Option 1. The amount of the death benefit under Option 1 is the greater of:

     *    the specified amount; or

     *    the applicable percentage of the cash value on the date of death.

     Option 2. The amount of the death benefit under Option 2 is the greater of:

     *    the specified amount plus the cash value on the date of death; or

     *    the applicable percentage of the cash value on the date of death.

Death Proceeds

The death proceeds equal:

*    the death benefit provided by your policy; plus

* any insurance on the insured's life that may be provided by riders to your policy; less

*    any debt; less

*    any due and unpaid premiums.

     We will pay the death proceeds after we receive due proof of death and any other information that we reasonably require. The death proceeds may be adjusted under certain conditions.

Change in Specified Amount

     You may change the specified amount after this policy has been in force for 1 year subject to the following:

*    You must request the change in writing.

* A decrease will be applied first against prior increases, if any, on a last-in, first-out basis, then against the initial specified amount. A decrease in specified amount will not reduce the specified amount lower than $100,000. A prorata share of any applicable surrender charge may apply.

*    An increase in specified amount will require proof of insurability.

*    Any change in the specified amount must be for at least $25,000.


If you increase the specified amount, we will deduct a $10.00 monthly specified amount increase fee for the first 12 months after the increase.

A change will be effective on the monthly date following our approval or recording of the change. We will show the effective date of any change in specified amount in a supplemental policy schedule we will send you.

Change in Death Benefit Option

You may change the death benefit     ,without the imposition of any charge,
option subject to the following:

*    You must request the change in writing.

* If you want to change death benefit Option 1 to Option 2, you must submit proof of insurability satisfactory to us. The specified amount will be reduced by the amount of cash value so that the death benefit is not increased as of the date of change.

* If you want to change death benefit Option 2 to Option 1, the specified amount will be increased by the amount of cash value.

Other Riders

Accelerated Benefit Rider

You can elect the accelerated  benefit rider.     There is no additional  charge
if you elect the  Accelerated  Benefit Rider.       This rider provides that you
may elect to receive an advance of the death benefit proceeds of the policy if the insured is terminally ill, as defined in the rider. Receipt of an accelerated death benefit amount may be taxable. You should contact your personal tax or financial adviser for specific information.

The maximum accelerated death benefit will be the lesser of:

*        75% of the policy death benefit on the day we receive the request; or
*        $250,000 from all policies in force with us.

If payments are made in other than a lump sum, the minimum amount of any payment will be $500. Surrender charges will not be assessed against any benefits paid under this rider.

This rider terminates on the earliest of: the date the policy terminates, or the date you give us written notice to terminate; or the date that the benefit advance plus accrued interest equals the policy death benefit less all debt.

Death benefits, cash values, and loan values, if any, will be reduced if a benefit is paid pursuant to this rider. Also, the receipt of an accelerated death benefit amount may adversely affect the recipient's eligibility for Medicaid or other government benefits or entitlements.

Accidental Death Benefit Rider

You can elect the accidental death benefit rider. This rider provides that if the insured dies accidentally (as defined in the rider), we will pay the accidental death benefit amount shown on your policy schedule. The injury that causes the death must occur after attained age 1 and before the policy anniversary on or immediately following the insured's 70th birthday.

This rider terminates on the policy anniversary on or after the insured's age 70; or if you give us written notice to terminate it; or when the policy terminates.

Additional Insurance Rider

You can elect the additional insurance rider. This rider provides that we will pay the additional insurance death benefit when we receive due written proof of the insured's death. The additional insurance death benefit will be the additional insurance specified amount shown on your policy schedule less the excess, if any, of 1 over 2 or 3, where:

1. is the cash value on the date of death times the applicable percentage of cash value shown on your policy schedule;

2. is the specified amount, if death benefit option 1 is shown on your policy schedule; and

3. is the specified amount plus the cash value, if death benefit option 2 is shown on your policy schedule.

    To help you understand how this benefit works, we have set out some examples in Appendix B.

This rider terminates when you give us written notice to terminate it; or on the policy anniversary on or after the insured's age 95; or when the policy terminates.

We require an additional premium for this rider as shown on your policy schedule.

Term Insurance on Children Rider

You can elect the term insurance on children rider pursuant to our underwriting guidelines and state laws. This rider provides that we will pay the beneficiary an amount if a covered child's (as defined in the rider) death occurs while the rider is in force or within a certain period as described below:

* $250 if the covered child's death occurs after he/she is 14 days old and before he/she is 6 months old; or

* $1,000 if the covered child's death occurs on or after he/she turns 6 months old and before the policy anniversary nearest the covered child's 22nd birthday.

If the policy terminates because the insured dies, existing coverage on any child under this rider will be continued as fully paid-up insurance until the child's 22nd birthday. At age 22, conversion will be allowed as provided in the rider.

This rider terminates when you give us written notice to terminate it and send us the policy to show the change; or on the policy anniversary on or nearest the insured's age 65; or when the policy terminates.

The cost for this rider, as shown on your policy schedule, will be added to the monthly deduction.

Other Insured Term Insurance Rider

You can elect the other insured term insurance rider. This rider provides that we will pay the other insured (unless changed, the other insured is the person named in the application for this rider) specified amount shown on your policy schedule when we receive proof of the other insured's death.

Under certain conditions, you can change the other insured specified amount any time after the rider is one year old by written notice to us.

This rider terminates at the earliest of: the policy date on or after the other insured's 70th birthday; or the date you give us written notice to terminate it; or the date the policy terminates.

We require an additional premium for this rider as shown on your policy schedule.

YOU SHOULD READ THE RIDERS CAREFULLY FOR THE TERMS AND CONDITIONS OF EACH SPECIFIC RIDER.

Settlements

When your policy becomes a claim because of the death of the insured, settlement will be made upon due proof of death. Proceeds may be paid in a lump sum, or under one of the optional modes of settlement described below. If no settlement option has been chosen before the insured's death, the beneficiary may choose one. Once the proceeds are applied under an optional mode of settlement, any amounts payable are paid from our general account and will not be affected by the investment experience of the investment options.

* Option 1 - Payment Certain. Under this option we pay you the cash value in equal payments as specified. After each payment, interest of 3% compounded annually is added to the remaining amount which has not been paid. Payments are made until the amount applied, plus interest, is exhausted. The total of all payments made each year must be at least 5% of the amount applied under this option. Any outstanding balance may be withdrawn at any time.

* Option 2 - Period Certain. Under this option we pay the cash value in equal payments over a designated period of time, as chosen by you. An interest rate of at least 3% will be credited. Outstanding balances may be withdrawn at any time, however, this will forfeit any future payments.

* Option 3 - Life Annuity. Under this option we make monthly payments during the lifetime of the payee.

* Option 4 - Life Annuity with a Period Certain. Under this option we make monthly payments while the payee lives. If the payee dies before we have made all of the payments within the selected period, the payments will continue until the end of the specified period. If, at any age, the amount of payments is the same for 2 or more periods certain, payment will be made as if the longest period was selected.

*    Additional Options. We may make other options available.

The portion of the payments received under a settlement option which are in excess of the death benefit proceeds will be treated as taxable income (see "Tax Treatment of Settlement Options" under "More Information - Federal Tax Status").

                                      TAXES

Note: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your tax adviser about your own circumstances. We have included an additional discussion regarding taxes under the section "More Information."

Life Insurance in General

Life insurance, such as this policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code (Code) for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance policy until you take the money out. Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the insured. However, estate taxes may apply.

Taking Money Out of Your Policy

You, as the owner, will not be taxed on increases in the value of your policy until a distribution occurs either as a surrender or as a loan. If your policy is a MEC, any loans or surrenders from the policy will be treated as first coming from earnings and then from your investment in the policy. Consequently, these distributed earnings are included in taxable income.

The Code also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is:

1)   paid on or after the taxpayer reaches age 59 1/2 ;

2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or

3) in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.

If your policy is not a MEC, any surrender proceeds will be treated as first a recovery of the investment in the policy and to that extent will not be included in taxable income. Furthermore, any loan will be treated as indebtedness under the policy and not as a taxable distribution. See "Federal Tax Status" in the section "More Information" for more details including an explanation of whether your policy is a MEC.

Diversification

The Code provides that the underlying investments for a variable life policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the portfolios are being managed so as to comply with such requirements.

Under current federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the portfolios. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the policy. It is unknown to what extent owners are permitted to select portfolios, to make transfers among the portfolios or the number and type of portfolios owners may select from without being considered the owner of the shares. If guidance from the Internal Revenue Service is provided which is considered a new position, the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the policy, could be treated as the owner of the portfolios. Due to the uncertainty in this area, we reserve the right to modify the policy in an attempt to maintain favorable tax treatment.

                              ACCESS TO YOUR MONEY
Policy Loans

You may obtain a loan at any time while your policy is in force. Your request for a loan must be in writing. The amount of the loan and all existing loans may not be more than 90% of the net cash value as of the date of the loan. The amount of the loan may not be less than $500. A loan will only be made upon proper assignment of your policy to us with the policy as the sole security for the loan.

When you take a policy loan, we will transfer an amount equal to the policy loan from the investment option(s) or Fixed Account I to the policy loan account. Unless you state otherwise, transfers from the investment options to the policy loan account will be on a pro-rata basis as of the loan date. If you do not have a sufficient amount in the investment option(s), we will transfer any remaining amount from Fixed Account I. We will also transfer any loan interest that becomes due and unpaid in the same manner. Amounts transferred to the policy loan account will earn interest daily from the date of transfer. Policy loans may also have federal tax consequences (see "Federal Tax Status").

Effect of a Loan

Policy loans will have a permanent effect on any death benefit and cash surrender value of your policy. The effect may be favorable or unfavorable. If loans are not repaid, the debt will reduce the amount of any death proceeds. Loans have a permanent effect on the policy because the amount transferred to the policy loan account will not share in the investment results of the investment options while the loan is outstanding. If the policy loan account earnings rate is less than the performance of the selected investment options and/or Fixed Account I, the values and benefits under the policy will be reduced (and the policy may even terminate) as a result of the loan.

Loan Interest

The loan interest rate charged is currently 8%. The loan interest credited to your policy is currently 6%. Interest is charged daily and is payable at the end of each policy year. Unpaid interest will be added to the existing debt as of the due date and will be charged interest at the same rate as the rest of the loan.

We will credit a higher effective annual interest rate in the following circumstances;

* for amounts borrowed up to an amount equal to cash value less the aggregate premium payments made to date (preferred loans); and

*    for all loans against policies that are in the 11th policy year or later.

Preferred loans include the amount of any outstanding policy loan transferred in a tax-free exchange.

Repaying Policy Debt

The debt, or any part, may be repaid at any time as long as the policy is in force. Any debt outstanding will be deducted before any benefit proceeds are paid. When you repay part or all of the loan, we will transfer an amount equal to the amount you repay from the policy loan account to an investment option or to any fixed account.

When there is debt outstanding, any payments received will be applied first as a premium payment, rather than repayment of debt, unless we are instructed otherwise. If total debt equals or exceeds the cash value less the surrender charge, your policy will terminate without value. A termination of the policy with a loan outstanding may have federal income tax consequences (see "More Information - Federal Tax Status").

Partial Surrenders

You may make a partial surrender at any time after the 5th policy anniversary by written notice.

When you make a partial surrender, we will reduce the cash value by the partial surrender amount and any surrender charges. We will require that any partial surrender amounts be first deducted from the cash value in the investment options proportionately among all accounts unless the owner specifically requests otherwise. We will also reduce the specified amount. The reduction in specified amount will be proportional to the reduction in cash value due to the partial surrender.

The minimum partial surrender amount is currently $500. We may assess a surrender charge on the amount surrendered. See "Surrender Charges" above.

Partial surrenders will be allowed only if the policy continues to qualify as a contract of life insurance under the Code. We will also limit the maximum amount of all partial surrenders you can make in a policy year to the greater of:

*        10% of the total premium payments; or
*        cash value less total premiums paid less any policy debt.

Full Surrenders

You may completely surrender your policy and receive the net cash value at any time while the policy is in force. If you make a full surrender, we will require that you return your policy.

The date of surrender will be the date we receive your written request.  The net
cash value will be  determined  as of the end of the          business day which
your written request is received. All coverage will end on the date of surrender.

Partial and full surrenders may have federal tax consequences (see "Federal Tax Status").

For your protection, a request for surrender, policy loan, or a change in ownership must be by written notice. We may require the signature to be guaranteed by a member firm of the New York, Boston, Midwest, Philadelphia, or Pacific Stock Exchange, or by a commercial bank (not a savings bank), which is a member of the Federal Deposit Insurance Corporation. In some cases, we may require additional documentation of a customary nature.


                                OTHER INFORMATION
The Variable Account

We established a variable account, Valley Forge Life Insurance Company Variable Life Separate Account (Variable Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Variable Account under Illinois insurance law on February 12, 1996. We have registered the Variable Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the Variable Account are held in our name on behalf of the Variable Account and legally belong to us. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to modify the structure or operation of the Variable Account. However, we guarantee that a modification will not affect the value of your contract.

Distributor

The policy is sold by licensed insurance agents, where the policy may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc.

CNA  Investor  Services,  Inc.  ("CNA/ISI")  serves as the  distributor  for the
policies.   CNA/ISI  is  located  at  CNA  Plaza,   Chicago,   Illinois   60685.
Broker-dealers will be paid commissions up to 90% of premiums paid.

Suspension of Payments or Transfers

We may be required to suspend or postpone any payments or transfers for any period when:

     1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2)   trading on the New York Stock Exchange is restricted;

     3) an emergency exists as a result of which disposal of shares of the portfolios is not reasonably practicable or we cannot reasonably value the shares of the portfolios;

     4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have the right to defer payment of any surrender or transfer of any fixed account value for not more than 6 months from the date we receive your written notice, unless otherwise provided by your state.

Ownership

Owner. You, as the owner of the policy or the certificate , have all of the rights under the policy while the insured is living. Your rights in the policy belong to your estate if you die before the insured dies and there is no joint owner or contingent owner.

Joint Owner. The policy can be owned by joint owners. Joint owners have equal ownership rights. Authorization of both joint owners is required for all policy changes except for transfers and allocations.

Contingent Owner. The contingent owner, if any, is named in the application, unless changed. You may name a contingent owner at any time while the insured is living by providing us with written notice. Once recorded, the designation will be effective as of the date the written notice was signed. Such change will not affect any payment we make or action we take before it was recorded.

The contingent owner, if any, will become the owner if the named owner dies before the date of the insured's death. If there are joint owners, the contingent owner will become the owner if both named joint owners die before the insured.

Beneficiary. The beneficiary is the person or entity you name to receive any death proceeds. The primary beneficiary is the person who will be paid death proceeds when the insured dies. The contingent beneficiary, if any, will become the beneficiary if no primary beneficiary is living on the date of the insured's death. More than one primary and contingent beneficiary can be named. If there is more than one primary beneficiary alive when the insured dies, we will pay the primary beneficiaries in equal shares unless you provide otherwise.

The primary beneficiary and contingent beneficiary on the policy date are named in the application. While the insured is alive, you may change any beneficiary. Any change must be by written notice. Once recorded, the change will take effect as of the date you signed it. Such change will not affect any payment we make or action we take before it was recorded. An irrevocable beneficiary must consent in writing to any change in beneficiary.

If any beneficiary dies before the insured, that beneficiary's interest in the death benefit will end. If any beneficiary dies at the same time as the insured, or within 30 days of the insured, that beneficiary's interest in the death benefit will end if no benefits have been paid to that beneficiary. If the interest of all designated beneficiaries has ended when the insured dies, we will pay the death benefit to you, or your estate if you are not living.

Assignment

You can assign any or all rights under your policy while the insured is living. Assignment of all rights is a change of ownership. An irrevocable beneficiary must consent in writing to any assignment. We are not responsible for the sufficiency or validity of any assignment. An assignment will not affect any payments we made or actions we have taken before we receive notice of the assignment.

An assignment may be a taxable event. You should consult a tax adviser if you want to assign the policy.

                                MORE INFORMATION

Executive Officers and Directors

     The name, age, positions and offices, term as director, and business experience during the past five years for the VFL's directors and executive officers are listed in the following table:

                                      OFFICERS OF VFL
- -------------------------------------------------------------------------------------------
                                       POSITION(S)
                                       HELD           PRINCIPAL OCCUPATION(S)
NAME AND ADDRESS                 AGE   WITH VFL       DURING PAST FIVE YEARS
- ----------------                 ---   -----------    -----------------------
Bernard L. Hengesbaugh           52    Director,      Chairman of the Board and Chief
CNA Plaza                              Chairman of    Executive Officer of CNA since
Chicago, IL 60685                      the Board and  February, 1999. Prior thereto, Mr.
                                       Chief          Hengesbaugh was Executive Vice
                                       Executive      President and Chief Operating Officer
                                       Officer        of CNA since February, 1998. Prior
                                                      thereto, Mr. Hengesbaugh was Senior
                                                      Vice President of CNA since November,
                                                      1990. Mr. Hengesbaugh has served as a
                                                      Director of VFL since February, 1999.
Peter E. Jokiel                  51    Senior Vice    Senior Vice President of CNA since
CNA Plaza                              President      November, 1990. Chief Financial
Chicago, IL 60685                                     Officer of CNA from November, 1990
                                                      through October, 1997. Mr. Jokiel
                                                      served as a Director of VFL from
                                                      July, 1992 through October, 1997.
Jonathan D. Kantor               43    Senior Vice    Senior Vice President, Secretary and
CNA Plaza                              President,     General Counsel of CNA since April,
Chicago, IL 60685                      Secretary,     1997. Group Vice President of CNA
                                       General        since April, 1994. Prior thereto, Mr.
                                       Counsel and    Kantor was a partner at the law firm
                                       Director       of Shea & Gould.* Mr. Kantor has
                                                      served as a Director of VFL since
                                                      April, 1997.
Robert V. Deutsch                39    Senior Vice    Senior Vice President, Chief Financial
CNA Plaza                              President,     Officer and Director since August 16,
Chicago, IL 60685                      Chief          1998.  Prior thereto, Officer for
                                       Financial      Executive Risk, Inc.
                                       Officer,
                                       Director
Thomas Pontarelli                51    Senior Vice    Senior Vice President, Human Resources
CNA Plaza                              President,     since April 2000. Prior thereto, Group
Chicago, IL 60685                      Director       Vice President, Human Resources. From
                                                      May 1974 to December 1997, series of
                                                      positions culminating in the position
                                                      of Chairman, CEO and President of
                                                      Washington National Insurance Company.


Donald P. Lofe, Jr.              42    Group Vice     Group Vice President, Corporate Finance
CNA Plaza                              President,     Department since October 1998.  Prior
Chicago, IL 60685                      Director       thereto, partner-in-charge of
                                                      PricewaterhouseCoopers LLP.



John M. Squarok                  46    Group Vice     Group Vice President of CNA since July
CNA Plaza                              President and  1998.  Prior thereto, Mr. Squarok was
Chicago, IL 60685                      Director       Chief Financial Officer of various
                                                      businesses of GE Capital from August
                                                      1988 until July 1998.  Director since
                                                      August 1998.

- ------------------------------------
* Shea & Gould declared bankruptcy in 1995.



Each director is elected to serve until the next annual meeting of stockholders or until his or her successor is elected and shall have qualified. Some directors hold various executive positions with insurance company affiliates of Valley Forge. Executive officers serve at the discretion of the Board of Directors.

Voting

Pursuant to our view of present applicable law, we will vote the shares of the portfolios at special meetings of shareholders in accordance with instructions received from all owners having a voting interest. We will vote shares for which we have not received instructions and any shares that are ours in the same proportion as the shares for which we have received instructions.

If the Investment Company Act of 1940 or any regulation thereunder is amended or if the present interpretation of the Act changes so as to permit us to vote the shares in our own right, we may elect to do so.

Disregard of Voting Instructions

We may, when required to do so by state insurance authorities, vote shares of the portfolios without regard to instructions from owners. We will do this if such instructions would require the shares to be voted to cause a portfolio to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the portfolio. We may also disapprove changes in the investment policy initiated by owners or trustees/directors of the portfolios, if such disapproval:

     * is reasonable and is based on a good faith determination by us that the change would violate state or federal law;

     * the change would not be consistent with the investment objectives of the portfolios; or

     * varies from the general quality and nature of investments and investment techniques used by other portfolios with similar investment objectives underlying other variable contracts offered by us or of an affiliated company.

In the event we do disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to owners.


Legal Opinions

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the policies.

Our Right to Contest

Except for accidental death and disability benefits, we cannot contest your policy after it has been in force during the lifetime of the insured for two years from the policy date; nor can we contest any increased benefit or reinstatement after it has been in force, while the insured is alive, for two years after the effective date of such increase or reinstatement.

We cannot contest your policy, any reinstatement or any increase in benefits after the policy date of the policy, reinstatement, or increase in benefits unless:

     * an answer in the application for the policy, reinstatement or increase in benefits was not true or correct; and

     * if we had known the truth, we would not have issued the policy as we did or increased the benefits.

Any statement made by the insured will not be used in any contest unless a copy is furnished to the beneficiary.

Federal Tax Status

Note: The following description is based upon our understanding of current federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that the policies to be issued will qualify as "life insurance contracts" under section 7702. We do not guarantee the tax status of the policies. Purchasers bear the complete risk that the policies may not be treated as "life insurance" under federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the policy as a life insurance contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the policy prior to the receipt of payments under the policy. The Code contains a safe harbor provision which provides that life insurance policies, such as these policies, will meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989,  the  Treasury  Department  issued  regulations  (Treas.  Reg.
Section 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the policies. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (ii) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (iii) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of these regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer." We intend that each portfolio underlying the policies will be managed by the investment managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the separate account will cause the owner to be treated as the owner of the assets of the separate account, thereby resulting in the loss of favorable tax treatment for the policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policyowner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered the owner of the assets of the separate account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in you being retroactively determined to be the owner of the assets of the separate account.

Due to the uncertainty in this area, we reserve the right to modify the policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, we have relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a policy issued on a substandard risk basis and thus it is even less clear whether a policy issued on such basis would meet the requirements of Section 7702 of the Code.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the policy.

Policy Proceeds. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the beneficiary under Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Net Cash Value, including increments thereon, under a policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of policy proceeds, depend on the circumstances of each owner or beneficiary.

Tax Treatment of Loans And Surrenders. Section 7702A of the Code sets forth the rules for determining when a life insurance policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A policy fails to meet the 7-pay test when the cumulative amount paid under the policy at any time during the first 7 policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven policy years; or (2) the crediting of interest or other earnings (including policyholder dividends) with respect to such premiums.

Furthermore, any policy received in exchange for a policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 for the policy will not cause the policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each policy.

If the policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments, including those resulting from the lapse of the policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the policy within the first fifteen years after the policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the policy.

Any loans from a policy which is not classified as a MEC, will be treated as indebtedness of the owner and not a distribution. Upon complete surrender or lapse of the policy, if the amount received plus loan indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the policy owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

Policy owners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any policy.

Tax Treatment of Settlement Options. Under the Code, a portion of the settlement option payments which are in excess of the death benefit proceeds are included in the beneficiary's taxable income. Under a settlement option payable for the lifetime of the beneficiary, the death benefit proceeds are divided by the beneficiary's life expectancy and proceeds received in excess of these prorated amounts are included in taxable income. The value of the death benefit proceeds is reduced by the value of any period certain or refund guarantee. Under a fixed payment or fixed period option, the death benefit proceeds are prorated by dividing the proceeds over the payment period under the option. Any payments in excess of the prorated amount will be included in taxable income.

Multiple Policies. The Code further provides that multiple MECs which are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a policy or the change of ownership of a policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your policy.

Qualified Plans. The policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent Qualified Plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includible in gross income of the policy owner are subject to federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

Reports to Owners

At least once every policy year, we will send you a report showing current cash values and other information required by laws and regulations. We will mail this report to you at your last known address.

Legal Proceedings

There are no legal proceedings to which the Separate Account or the Distributor is a party or to which the assets of the Separate Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Separate Account.

Experts


The financial statements for Valley Forge Life Insurance Company as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in the Statement of Additional Information which is part of this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements for each of the subaccounts that comprise the Valley Forge Life Insurance Company Variable Life Separate Account as of and for the year ended December 31, 1999 (for the two years ended December 31, 1999 with respect to the statements of changes in net assets) included in this Prospectus which is part of this registration statement and have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by Rodney E. Rishel, Jr., FSA, MAAA, whose opinion is filed as an exhibit to the registration statement.

Financial Statements

Our financial statements included herein should be considered only as bearing upon our ability to meet our obligations under the policies.

                          INDEPENDENT AUDITORS' REPORT

To the Contractholders of Valley Forge Life Insurance Company Variable Universal Life Separate Account and the Board of Directors of Valley Forge Life Insurance
Company:

     We have audited the accompanying statement of assets and liabilities of the subaccounts of Valley Forge Life Insurance Company Variable Life Separate Account (the "Account") as of December 31, 1999, the statements of operations for the year ended December 31, 1999, and changes in net assets for the two years ended December 31, 1999. The subaccounts that collectively comprise the Account are the Federated Prime Money Fund II, Federated Utility Fund II, Federated High Income Bond Fund II, Fidelity Variable Insurance Products Fund Equity-Income Portfolio, Fidelity Variable Insurance Products Fund II Asset Manager Portfolio, Fidelity Variable Insurance Products Fund II Index 500 Portfolio, Fidelity Variable Insurance Products Fund II Contrafund Portfolio, The Alger American Fund Small Capitalization Portfolio, The Alger American Growth Portfolio, The Alger American MidCap Growth Portfolio, MFS Emerging Growth Series, MFS Research Series, MFS Growth with Income Series, MFS Limited Maturity Series, MFS Total Return Series, SoGen Overseas Variable Fund, Van Eck Worldwide Hard Assets, Van Eck Emerging Markets Fund, Janus Aspen Capital Appreciation Portfolio, Janus Aspen Growth Portfolio, Janus Aspen Balanced Portfolio, Janus Aspen Flexible Income Portfolio, Janus Aspen International Growth Portfolio and Janus Aspen World Wide Growth Portfolio. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1999. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the subaccounts that comprise the Account as of December 31, 1999, the results of their operations for the year ended December 31, 1999, and the changes in their net assets for the two years ended December 31, 1999, are in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Chicago, Illinois
February 24, 2000

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                      STATEMENTS OF ASSETS AND LIABILITIES


                                                                              FIDELITY
                           FEDERATED    FEDERATED   FEDERATED     FIDELITY      ASSET     FIDELITY      FIDELITY
                          PRIME MONEY    UTILITY   HIGH INCOME  EQUITY-INCOME  MANAGER    INDEX 500    CONTRAFUND
DECEMBER 31, 1999           FUND II      FUND II  BOND FUND II    PORTFOLIO   PORTFOLIO   PORTFOLIO     PORTFOLIO
-----------------           -------      -------  ------------    ---------   ---------   ---------     ---------
ASSETS:
   Investments, at market
   value (see supplemental
   cost information
   below)                $ 1,337,536   $  123,711   $ 107,312     $ 628,527  $  266,010  $  1,819,650  $ 1,141,432
                         -----------   ----------   ---------     ---------  ----------  ------------  -----------
TOTAL ASSETS               1,337,536      123,711     107,312       628,527     266,010     1,819,650    1,141,432
                         -----------   ----------   ---------     ---------  ----------  ------------  -----------
LIABILITIES:
   Payable for fund
     withdrawals and
     surrenders              (26,564)        (867)         --       (13,051)         --            --     (601,696)
                         -----------   ----------   ---------     ---------  ----------  ------------  -----------
TOTAL LIABILITIES            (26,564)        (867)         --       (13,051)         --            --     (601,696)
                         -----------   ----------   ---------     ---------  ----------  ------------  -----------
NET ASSETS               $ 1,310,972   $  122,844   $ 107,312     $ 615,476  $  266,010  $  1,819,650  $   539,736
                         ===========   ==========   =========     =========  ==========  ============  ===========
SUPPLEMENTAL COST
   INFORMATION:
   Investments, at cost  $ 1,310,972   $  122,453   $ 109,593     $ 623,780  $  247,427  $  1,879,231  $ 1,080,717
                         ===========   ==========   =========     =========  ==========  ============  ===========

                                          JANUS                                 JANUS       JANUS        JANUS
                           VAN ECK        ASPEN         JANUS       JANUS       ASPEN       ASPEN        ASPEN
                          EMERGING       CAPITAL        ASPEN       ASPEN     FLEXIBLE  INTERNATIONAL WORLD WIDE
                           MARKETS    APPRECIATION     GROWTH     BALANCED     INCOME      GROWTH       GROWTH
DECEMBER 31, 1999           FUND        PORTFOLIO     PORTFOLIO   PORTFOLIO   PORTFOLIO   PORTFOLIO    PORTFOLIO
-----------------           ----        ---------     ---------   ---------   ---------   ---------    ---------
ASSETS:
Investments, at market
   value (see supplemental
   cost information
   below)                $   85,808  $     231,654  $    118,851  $   12,165  $     217   $  31,404    $   94,996
                         ----------  -------------  ------------  ----------  ---------   ---------    ----------
TOTAL ASSETS                 85,808        231,654       118,851      12,165        217      31,404        94,996
                         ----------  -------------  ------------  ----------  ---------   ---------    ----------
LIABILITIES:
   Payable for fund
     withdrawals and
     surrenders                  --             --            --         (23)        (1)        (14)           --
                         ----------  -------------  ------------  ----------  ---------   ---------    ----------
TOTAL LIABILITIES                --             --            --         (23)        (1)        (14)           --
                         ----------  -------------  ------------  ----------  ---------   ---------    ----------
NET ASSETS               $   85,808  $     231,654  $    118,851  $   12,142  $     216   $  31,390    $   94,996
                         ==========  =============  ============  ==========  =========   =========    ==========
SUPPLEMENTAL COST
   INFORMATION:
   Investments,
     at cost             $   60,834  $     192,395  $    102,538  $   11,102  $     215   $  26,521    $   77,201
                         ==========  =============  ============  ==========  =========   =========    ==========

                See accompanying Notes to Financial Statements.


THE ALGER                  THE ALGER                                 MFS                                             VAN ECK
AMERICAN       THE ALGER    AMERICAN       MFS                     GROWTH         MFS           MFS        SOGEN     WORLDWIDE
SMALL          AMERICAN      MIDCAP      EMERGING        MFS        WITH        LIMITED        TOTAL     OVERSEAS      HARD
CAPITALIZATION  GROWTH       GROWTH       GROWTH      RESEARCH     INCOME      MATURITY       RETURN     VARIABLE     ASSETS
PORTFOLIO      PORTFOLIO   PORTFOLIO      SERIES       SERIES      SERIES       SERIES        SERIES       FUND        FUND
---------      ---------   ---------      ------       ------      ------       ------        ------       ----        ----
306,155     $  1,359,820   $ 457,509   $   915,394   $  428,976  $   502,242  $   77,690    $   341,613   $  288,735  $ 23,391
-------     ------------   ---------   -----------   ----------  -----------  ----------    -----------   ----------  --------
306,155        1,359,820     457,509       915,394      428,976      502,242      77,690        341,613      288,735    23,391
-------     ------------   ---------   -----------   ----------  -----------  ----------    -----------   ----------  --------
(14,699)              --      (3,400)           (8)      (2,698)        (373)     (4,181)            --           --       (26)
-------     ------------   ---------   -----------   ----------  -----------  ----------    -----------   ----------  --------
(14,699)              --      (3,400)           (8)      (2,698)        (373)     (4,181)            --           --       (26)
-------     ------------   ---------   -----------   ----------  -----------  ----------    -----------   ----------  --------
291,456     $  1,359,820  $  454,109   $   915,386   $  426,278  $   501,869 $    73,509    $   341,613   $  288,735   $23,365
=======     ============  ==========   ===========   ==========  =========== ===========    ===========  ===========  ========
253,752     $  1,193,861  $  387,900   $   686,138   $  348,548  $   466,568 $    77,882    $   350,610   $  247,934  $ 22,339
=======     ============  ==========   ===========   ==========  =========== ===========    ===========  ===========  ========



                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                            STATEMENTS OF OPERATIONS

                                                                              FIDELITY
FOR THE YEAR            FEDERATED    FEDERATED    FEDERATED      FIDELITY       ASSET      FIDELITY     FIDELITY
ENDED                  PRIME MONEY    UTILITY    HIGH INCOME   EQUITY-INCOME   MANAGER     INDEX 500   CONTRAFUND
DECEMBER 31, 1999        FUND II      FUND II   BOND FUND II     PORTFOLIO    PORTFOLIO    PORTFOLIO    PORTFOLIO
-----------------        -------      -------   ------------     ---------    ---------    ---------    ---------
Investment income:
  Dividend income     $  34,277    $   5,412     $   6,010     $   18,590    $   13,097   $    8,382    $   16,984
                      ---------    ---------     ---------     ----------    ----------   ----------    ----------
                         34,277        5,412         6,010         18,590        13,097        8,382        16,984
                      ---------    ---------     ---------     ----------    ----------   ----------    ----------
Expenses:
  Mortality and
  expense risk
  charges                 6,667          803           750          4,465         1,936        9,965         6,231
  Policy fees/Cost
  of insurance           75,698       10,867        12,804         52,685        20,302      135,236        78,259
                      ---------    ---------     ---------     ----------    ----------   ----------    ----------
                         82,365       11,670        13,554         57,150        22,238      145,201        84,490
                      ---------    ---------     ---------     ----------    ----------   ----------    ----------
  NET INVESTMENT
    INCOME (LOSS)       (48,088)      (6,258)       (7,544)       (38,560)       (9,141)    (136,819)      (67,506)
Investment gains and
  (losses):
  Net realized gains
  (losses)                    -          750        (2,687)         4,507         6,698       69,785       142,245
  Net unrealized gains
  (losses)                    -       (3,365)       (2,743)       (22,236)       11,758     (105,956)     (584,391)
                      ---------    ---------     ---------     ----------    ----------   ----------    ----------
  NET REALIZED AND
    UNREALIZED
    INVESTMENT GAINS
    (LOSSES)                  -       (2,615)       (5,430)       (17,729)       18,456      (36,171)     (442,146)
                      ---------    ---------     ---------     ----------    ----------   ----------    -----------
NET INCREASE (DECREASE)
  IN NET ASSETS
  RESULTING FROM
  OPERATIONS          $ (48,088)   $  (8,873)    $ (12,974)    $  (56,289)   $    9,315   $ (172,990)   $ (509,652)
                      =========    =========     =========     ==========    ==========   ==========    ==========


                                      JANUS                                JANUS       JANUS         JANUS
                        VAN ECK       ASPEN          JANUS       JANUS     ASPEN       ASPEN         ASPEN
                       EMERGING      CAPITAL         ASPEN       ASPEN   FLEXIBLE  INTERNATIONAL  WORLD WIDE
FOR THE YEAR ENDED      MARKETS   APPRECIATION      GROWTH     BALANCED   INCOME      GROWTH        GROWTH
DECEMBER 31, 1999        FUND       PORTFOLIO      PORTFOLIO   PORTFOLIO PORTFOLIO   PORTFOLIO     PORTFOLIO
                       --------   ------------     ----------  --------- --------- -------------  -----------
Investment income:
  Dividend income              -           -             -             -         -          -              -
                        --------   ---------      --------     --------- ---------   --------     ----------
                               -           -             -             -         -          -              -
                        --------   ---------      --------     --------- ---------   --------     ----------
Expenses:
    Mortality and
    expense risk
    charges             $    167   $     453      $    133     $      12         -   $     58     $      157
  Policy fees/Cost
    of insurance           6,146       1,330           684           137 $      38        293            651
                        --------   ---------      --------     --------- ---------   --------     ----------
                           6,313       1,783           817           149        38        351            808
                        --------   ---------      --------     --------- ---------   --------     ----------
    NET INVESTMENT
    INCOME (LOSS)         (6,313)     (1,783)         (817)         (149)      (38)      (351)          (808)
Investment gains and
  (losses):
  Net realized gains
    (losses)               6,510      23,381          (237)           11         -     11,007         11,697
  Net unrealized gains
    (losses)              25,767      39,259        16,313         1,040         1      4,869         17,795
                        --------   ---------      --------     --------- ---------   --------     ----------
  NET REALIZED AND
    UNREALIZED
    INVESTMENT GAINS
    (LOSSES)              32,277      62,640        16,076         1,051         1     15,876         29,492
                        --------   ---------      --------     --------- ---------   --------     ----------
NET INCREASE (DECREASE)
  IN NET ASSETS
  RESULTING FROM
  OPERATIONS            $ 25,964   $  60,857      $ 15,259     $     902 $     (37)  $ 15,525     $   28,684
                        ========   =========      ========     ========= =========   ========     ==========

                See accompanying Notes to Financial Statements.

                       VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                            STATEMENTS OF OPERATIONS

THE ALGER                   THE ALGER                               MFS                                             VAN ECK
AMERICAN       THE ALGER    AMERICAN        MFS                    GROWTH        MFS           MFS         SOGEN   WORLDWIDE
SMALL           AMERICAN     MIDCAP      EMERGING        MFS        WITH      LIMITED         TOTAL      OVERSEAS    HARD
CAPITALIZATION   GROWTH      GROWTH       GROWTH      RESEARCH     INCOME     MATURITY       RETURN      VARIABLE   ASSETS
PORTFOLIO      PORTFOLIO   PORTFOLIO      SERIES       SERIES      SERIES      SERIES        SERIES        FUND      FUND
-------------- ---------   ---------     --------     --------    --------    --------      --------     --------  ---------
$16,693      $    62,822  $   38,874             -    $  2,935  $    1,986  $     4,218   $   12,074  $     3,304  $    190
-------      -----------  ----------    ----------    --------  ----------  -----------   ----------  -----------  --------
 16,693           62,822      38,874             -       2,935       1,986        4,218       12,074        3,304       190
------       -----------  ----------    ----------    --------  ----------  -----------   ----------  -----------  --------
  1,619            7,580       2,650    $    4,133       3,363       3,016          586        2,243        2,004       154
 21,221           90,363      30,100        58,872      36,824      39,310        8,706       26,801       31,183     2,422
------       -----------  ----------    ----------    --------  ----------  -----------   ----------  -----------  --------
 22,840           97,943      32,750        63,005      40,187      42,326        9,292       29,044       33,187     2,576
------       -----------  ----------    ----------    --------  ----------  -----------   ----------  -----------  --------
 (6,147)         (35,121)      6,124       (63,005)    (37,252)    (40,340)      (5,074)     (16,970)     (29,883)   (2,386)
 23,168           77,813       9,208        23,492      10,097       5,229         (210)       4,670       38,990       760
 27,800          122,720      43,822       188,807      59,131      18,997       (3,124)     (14,859)      42,033     1,839
------       -----------  ----------    ----------    --------  ----------  -----------   ----------  -----------  --------
 50,968          200,533      53,030       212,299      69,228      24,226       (3,334)     (10,189)      81,023     2,599
------       -----------  ----------    ----------    --------  ----------  -----------   ----------  -----------  --------
$44,821      $   165,412  $   59,154    $  149,294    $ 31,976  $  (16,114) $    (8,408)  $  (27,159) $    51,140  $    213
=======      ===========  ==========    ==========    ========  ==========  ===========   ==========  ===========  ========

                See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                              FIDELITY
                            FEDERATED   FEDERATED   FEDERATED     FIDELITY      ASSET      FIDELITY      FIDELITY
FOR THE YEAR               PRIME MONEY   UTILITY   HIGH INCOME  EQUITY-INCOME  MANAGER     INDEX 500    CONTRAFUND
ENDED DECEMBER 31, 1999      FUND II     FUND II  BOND FUND II    PORTFOLIO   PORTFOLIO    PORTFOLIO     PORTFOLIO
-----------------------      -------     -------  ------------    ---------   ---------    ---------     ---------
From operations:
  Net investment
  income (loss)            $  (48,088)  $  (6,258)  $ (7,544)    $ (38,560)  $   (9,141)  $  (136,819)  $  (67,506)
Net realized and
  unrealized investment
  gains (losses)                    -      (2,615)    (5,430)      (17,729)      18,456       (36,171)    (442,146)
                           ----------   ---------   --------     ---------   ----------   -----------   ----------
  Change in net assets
    resulting from
    operations                (48,088)     (8,873)   (12,974)      (56,289)       9,315      (172,990)    (509,652)
                           ----------   ---------   --------     ---------   ----------   -----------   ----------
From capital
  transactions:
  Net premiums/deposits     1,215,907      85,733     78,714       410,539      148,962     1,212,597      672,068
  Surrenders and
    withdrawals                (1,542)         19       (941)        1,122         (523)       (9,452)      (3,707)
  Transfers in (out of)
    subaccounts, net--
    Note 1                   (702,832)     (3,776)   (22,988)      (39,350)      22,540       369,492       53,687
                           ----------   ---------   --------     ---------   ----------   -----------   ----------
    Change in net assets
       resulting from
       capital
       transactions           511,533      81,976     54,785       372,311      170,979     1,572,637      722,048
                           ----------   ---------   --------     ---------   ----------   -----------   ----------
Increase in net assets        463,445      73,103     41,811       316,022      180,294     1,399,647      212,396
Net assets at beginning
  of period                   847,527      49,741     65,501       299,454       85,716       420,003      327,340
                           ----------   ---------   --------     ---------   ----------   -----------   ----------
NET ASSETS AT END OF
  PERIOD                   $1,310,972   $ 122,844   $107,312     $ 615,476   $  266,010   $ 1,819,650   $  539,736
                           ==========   =========   ========     =========   ==========   ===========   ==========
NET ASSET VALUE PER
  UNIT AT END OF PERIOD    $     1.00   $   14.35   $  10.24     $   25.71   $    18.67   $    167.41   $    29.15
                           ==========   =========   ========     =========   ==========   ===========   ==========
UNITS OUTSTANDING AT
  END OF PERIOD             1,310,972       8,561     10,480        23,939       14,248        10,869       18,516
                           ==========   =========   ========     =========   ==========   ===========   ==========

                                                      FEDERATED
                           FEDERATED                    HIGH      FIDELITY    FIDELITY   FIDELITY
                             PRIME      FEDERATED      INCOME      EQUITY      ASSET      INDEX        FIDELITY
                             MONEY       UTILITY        BOND       INCOME     MANAGER      500        CONTRAFUND
                            FUND II      FUND II       FUND II   PORTFOLIO   PORTFOLIO  PORTFOLIO     PORTFOLIO
                           ---------   ------------   ---------  ---------   --------- -------------  ----------
FOR THE YEAR ENDED DECEMBER 31, 1998

From operations:
  Net investment income
    (loss)                 $  (14,476)  $  (3,056)   $ (5,532)  $ (22,666)   $   (6,180)  $  (38,788)  $  (22,765)
  Net realized and
    unrealized investment
    gains (losses)                  -       3,330         192      11,559         6,583       46,453       46,063
                           ----------   ---------    --------   ---------    ----------   ----------   ----------
    Change in net assets
       resulting from
       operations             (14,476)        274      (5,340)    (11,107)          403        7,665       23,298
                           ----------   ---------    --------   ---------    ----------   ----------   ----------
From capital
  transactions:
  Net premiums/deposits     1,100,864      36,000      58,181     263,891        61,909      327,244      246,088
  Surrenders and
    withdrawals                  (572)        (83)       (165)     (2,423)         (129)      (6,058)      (1,201)
  Transfers in (out of)
    subaccounts, net--
    Note 1                   (303,884)       (229)      8,694      22,472        16,042       50,804       36,435
                           ----------   ---------    --------   ---------    ----------   ----------   ----------
    Change in net assets
       resulting from
       capital
       transactions           796,408      35,688      66,710     283,940        77,822      371,990      281,322
                           ----------   ---------    --------   ---------    ----------   ----------   ----------
Increase (decrease)
  in net assets               781,932      35,962      61,370     272,833        78,225      379,655      304,620
Net assets at beginning
  of period                    65,595      13,779       4,131      26,621         7,491       40,348       22,720
NET ASSETS AT END
  OF PERIOD                $  847,527   $  49,741    $ 65,501   $ 299,454    $   85,716   $  420,003   $  327,340
                           ==========   =========    ========   =========    ==========   ==========   ==========
NET ASSET VALUE PER
  UNIT AT END OF PERIOD    $     1.00   $   15.27    $  10.92   $   25.42    $    18.16   $   141.25   $    24.44
                           ==========   =========    ========   =========    ==========   ==========   ==========
UNITS OUTSTANDING AT
  END OF PERIOD               847,527       3,257       5,998      11,780         4,720        2,973       13,394
                           ==========   =========    ========   =========    ==========   ==========   ==========

                See accompanying Notes to Financial Statements.

   THE ALGER                 THE ALGER                             MFS                                           VAN ECK
    AMERICAN    THE ALGER    AMERICAN       MFS                   GROWTH        MFS       MFS         SOGEN     WORLDWIDE   VAN ECK
     SMALL      AMERICAN       MIDCAP    EMERGING       MFS        WITH       LIMITED    TOTAL      OVERSEAS       HARD     EMERGING
CAPITALIZATION   GROWTH       GROWTH      GROWTH     RESEARCH     INCOME      MATURITY   RETURN     VARIABLE      ASSETS    MARKETS
   PORTFOLIO    PORTFOLIO    PORTFOLIO    SERIES      SERIES      SERIES       SERIES    SERIES       FUND         FUND       FUND
   ---------    ---------    ---------    ------      ------      ------       ------    ------       ----         ----       ----
   $ (6,147)   $  (35,121)   $  6,124    $(63,005)   $(37,252)   $(40,340)   $ (5,074)  $(16,970)   $(29,883)    $(2,386)   $(6,313)
     50,968       200,533      53,030     212,299      69,228      24,226      (3,334)   (10,189)     81,023       2,599     32,277
   --------    ----------    --------    --------    --------    --------    --------   --------    --------     -------    -------
     44,821       165,412      59,154     149,294      31,976     (16,114)     (8,408)   (27,159)     51,140         213     25,964
   --------    ----------    --------    --------    --------    --------    --------   --------    --------     -------    -------
    149,226       813,146     190,974     344,008     187,325     301,314      42,954    243,333      94,031      14,568     40,337
     (1,485)      (25,742)       (972)     (3,708)     (1,274)     (2,829)       (315)      (547)      2,448         (75)    (1,098)
    (32,320)      126,761      36,116     139,533       2,955       8,922     (14,192)    (2,322)      6,797      (1,744)     1,766
   --------    ----------    --------    --------    --------    --------    --------   --------    --------     -------    -------
    115,421       914,165     226,118     479,833     189,006     307,407      28,447    240,464     103,276      12,749     41,005
   --------    ----------    --------    --------    --------    --------    --------   --------    --------     -------    -------
    160,242     1,079,577     285,272     629,127     220,982     291,293      20,039    213,305     154,416      12,962     66,969
   $131,214       280,243     168,837     286,259     205,296     210,576      53,470    128,308     134,319      10,403     18,839
   --------    ----------    --------    --------    --------    --------    --------   --------    --------     -------    -------
   $291,456    $1,359,820    $454,109    $915,386    $426,278    $501,869    $ 73,509   $341,613    $288,735     $23,365    $85,808
   ========    ==========    ========    ========    ========    ========    ========   ========    ========     =======    =======
   $  55.15    $    64.38    $  32.23    $  37.94    $  23.34    $  21.31    $   9.81   $  17.75    $  14.18     $ 10.96    $ 14.26
   ========    ==========    ========    ========    ========    ========    ========   ========    ========     =======    =======
      5,285        21,122      14,090      24,127      18,264      23,551       7,493     19,245      20,362       2,132      6,017
   ========    ==========    ========    ========    ========    ========    ========   ========    ========     =======    =======

   $ (3,424)   $   (6,097)   $ (9,436)   $(22,642)   $(15,787)   $(18,580)   $ (4,763)  $ (5,524)   $(14,549)    $  (417)   $(3,614)
      4,449        44,836      22,499      40,816      18,836      12,276        (499)     6,093      (3,210)     (3,800)    (3,708)
   --------    ----------    --------    --------    --------    --------    --------   --------    --------     -------    -------
      1,025        38,739      13,063      18,174       3,049      (6,304)     (5,262)       569     (17,759)     (4,217)    (7,322)
   --------    ----------    --------    --------    --------    --------    --------   --------    --------     -------    -------
     88,005       171,948     119,140     214,349     173,364     141,269      47,751     97,181     135,934       9,690     20,390
       (313)       (1,636)     (1,360)       (734)     (2,718)     (2,367)       (363)      (194)     (2,482)       (156)      (296)
     26,949        37,058      26,519      27,749      11,059      51,081          (7)    28,785       5,437        (816)      (690)
   --------    ----------    --------    --------    --------    --------    --------   --------    --------     -------    -------
    114,641       207,370     144,299     241,364     181,705     189,983      47,381    125,772     138,889       8,718     19,404
   --------    ----------    --------    --------    --------    --------    --------   --------    --------     -------    -------
    115,666       246,109     157,362     259,538     184,754     183,679      42,119    126,341     121,130       4,501     12,082
     15,548        34,134      11,475      26,721      20,542      26,897      11,351      1,967      13,189       5,902      6,757
   --------    ----------    --------    --------    --------    --------    --------   --------    --------     -------    -------
   $131,214    $  280,243    $168,837    $286,259    $205,296    $210,576    $ 53,470   $128,308    $134,319     $10,403    $18,839
   ========    ==========    ========    ========    ========    ========    ========   ========    ========     =======    =======
   $  43.97    $    53.22    $  28.87    $  21.47    $  19.05    $  20.11    $  10.16   $  18.12    $  10.07     $  9.20    $  7.12
   ========    ==========    ========    ========    ========    ========    ========   ========    ========     =======    =======
      2,984         5,266       5,848      13,333      10,777      10,471       5,263      7,081      13,339       1,131      2,646
   ========    ==========    ========    ========    ========    ========    ========   ========    ========     =======    =======

                See accompanying Notes to Financial Statements.

                                           JANUS                                   JANUS        JANUS        JANUS
                                           ASPEN         JANUS        JANUS        ASPEN        ASPEN        ASPEN
                                          CAPITAL        ASPEN        ASPEN       FLEXIBLE  INTERNATIONAL  WORLD WIDE
                                       APPRECIATION     GROWTH       BALANCED      INCOME       GROWTH       GROWTH
FOR THE YEAR ENDED DECEMBER 31, 1999     PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO    PORTFOLIO     PORTFOLIO
------------------------------------     ---------     ---------    ---------    ---------    ---------     ---------
From operations:
   Net investment income (loss)         $   (1,783)  $      (817)   $    (149)  $      (38)   $    (351)   $      (808)
   Net realized and unrealized
     investment gains (losses)              62,640        16,076        1,051            1       15,876         29,492
                                        ----------   -----------    ---------   ----------    ---------    -----------
     Change in net assets resulting
         from operations                    60,857        15,259          902          (37)      15,525         28,684
                                        ----------   -----------    ---------   ----------    ---------    -----------
From capital transactions:
   Net premiums/deposits                   170,800       103,592       11,240          253       15,865         66,312
   Surrenders and withdrawals                    -             -            -            -            -              -
   Transfers in (out of) subaccounts,
     net--Note 1                                (3)            -            -            -            -              -
                                        ----------   -----------    ---------   ----------    ---------    -----------
     Change in net assets resulting
         from capital transactions         170,797       103,592       11,240          253       15,865         66,312
                                        ----------   -----------    ---------   ----------    ---------    -----------
Increase in net assets                     231,654       118,851       12,142          216       31,390         94,996
Net assets at beginning of period                -             -            -            -            -              -
                                        ----------   -----------    ---------   ----------    ---------    -----------
NET ASSETS AT END OF PERIOD             $  231,654   $   118,851    $  12,142   $      216    $  31,390    $    94,996
                                        ==========   ===========    =========   ==========    =========    ===========
NET ASSET VALUE PER UNIT AT
   END OF PERIOD                        $    33.17   $     33.65    $   27.92   $    11.42    $   38.67    $     47.75
                                        ==========   ===========    =========   ==========    =========    ===========
UNITS OUTSTANDING AT END OF PERIOD           6,984         3,532          435           19          812          1,989
                                        ==========   ===========    =========   ==========    =========    ===========

                 See accompanying Notes to Financial Statements.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


                              NOTE 1. ORGANIZATION

     Valley Forge Life Insurance Company Variable Life Separate Account ("Variable Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Valley Forge Life Insurance Company ("VFL"). The Variable Account began operations on February 24, 1997. VFL is a wholly-owned subsidiary of Continental Assurance Company ("Assurance"). Assurance is a wholly-owned subsidiary of Continental Casualty Company ("Casualty"), which is wholly-owned by CNA Financial Corporation ("CNA"). Loews Corporation owns approximately 86% of the outstanding common stock of CNA.

     VFL sells a wide range of life insurance products, including the Capital Select variable life policy ("Policy"). Under the terms of the Policy, policyowners select where the net premium payments of the Policy are invested. The policyowner may choose to invest in either the Variable Account, the fixed account ("Fixed Account") or both the Variable Account and Fixed Account. Policyholders who invest in the Variable Account are hereinafter referred to as the contractholder.

     The Variable Account currently offers 24 subaccounts each of which invests in shares of a corresponding fund ("Fund"), in which the contractholders bear all of the investment risk. Each Fund is either an open-end diversified management investment company or a separate investment portfolio of such a company and is managed by an investment advisor ("Investment Advisor") which is registered with the Securities and Exchange Commission. The Investment Advisors and subaccounts are identified here.

INVESTMENT ADVISOR:                                          INVESTMENT ADVISOR:
  FUND/SUBACCOUNT                                               FUND/SUBACCOUNT

FEDERATED ADVISERS:                                      MASSACHUSETTS FINANCIAL SERVICES COMPANY:
  Federated Prime Money Fund II                            MFS Emerging Growth Series
  Federated Utility Fund II                                MFS Research Series
  Federated High Income Bond Fund II                       MFS Growth With Income Series
                                                           MFS Limited Maturity Series (closed to
FIDELITY MANAGEMENT & RESEARCH COMPANY:                      new investments)
  Fidelity Variable Insurance Products                     MFS Total Return Series
     Fund Equity-Income Portfolio
     ("Fidelity Equity-Income Portfolio")                SOCIETE GENERALE ASSET MANAGEMENT
  Fidelity Variable Insurance Products                     CORP.:
     Fund II Asset Manager Portfolio                       SoGen Overseas Variable Fund
     ("Fidelity Asset Manager Portfolio")
  Fidelity Variable Insurance Products                   VAN ECK ASSOCIATES CORPORATION:
     Fund II Index 500 Portfolio                           Van Eck Worldwide Hard Assets Fund
     ("Fidelity Index 500 Portfolio")                      Van Eck Emerging Markets Fund
  Fidelity Variable Insurance Products
     Fund II Contrafund Portfolio                        JANUS CAPITAL CORPORATION--
     ("Fidelity Contrafund Portfolio")                     INSTITUTIONAL CLASS:
                                                           Janus Aspen Capital Appreciation Portfolio
FRED ALGER MANAGEMENT, INC.:                               Janus Aspen Growth Portfolio
  The Alger American Small Capitalization                  Janus Aspen Balanced Portfolio
     Portfolio                                             Janus Aspen Flexible Income Portfolio
  The Alger American Growth Portfolio                      Janus Aspen International Growth Portfolio
  The Alger American MidCap Growth Portfolio               Janus Aspen World Wide Growth Portfolio


     The Fixed Account is part of the general account of VFL and is an investment option available to contractholders. The Fixed Account has not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the Investment Company Act of 1940. The accompanying financial statements do not reflect amounts invested in the Fixed Account.

     The assets of the Variable Account are segregated from VFL's general account and other separate accounts. The contractholder (before the maturity date, while the contractholder is still living or the policy is in force), may transfer all or part of any subaccount value to another subaccount(s) or to the Fixed Account, or transfer all or part of amounts in the Fixed Account to any subaccount(s). The MFS Limited Maturity Series subaccount is not available to receive transfers from new participants as of May 1, 1999.

               NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     VALUATION OF INVESTMENTS--Investments consist of shares of the Funds and are stated at fair value based on quoted market prices. Changes in the difference between market value and cost are reflected as net unrealized gains (losses) in the statement of operations.

     INVESTMENT INCOME--Investment income consists of dividends declared by the Funds which are recognized on the date of record.

     REALIZED INVESTMENT GAINS AND LOSSES--Realized investment gains and losses represent the difference between the proceeds from sales of shares of the Funds held by the Variable Account and the cost of such shares, which are determined using the first-in first-out cost method.

     FEDERAL INCOME TAXES--Net investment income and realized gains and losses on investments of the Variable Account are taxable to contractholders generally upon distribution. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

     USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In the opinion of Variable Account's management, these statements include all adjustments, consisting of normal recurring accruals, which are necessary for the fair presentation of the financial position, results of operations and changes in net assets in the accompanying financial statements.

                         NOTE 3. CHARGES AND DEDUCTIONS

     Monthly deductions are made from each contractholder's account under the terms of the Policy to compensate VFL for certain administration expenses. The policy fee is $6 per month. In addition, in the first year of a policy another $20 per month is deducted. Furthermore, in the event of an increase to the death benefit of the Policy, an additional fee of $10 per month is deducted for the twelve months subsequent to the death benefit increase. A deduction is also made for the cost of insurance and any charges for supplemental riders. The cost of insurance charge is based on the sex, attained age, issue age, risk class, and number of years that the policy or increment of specified amount has been in force. All of the foregoing charges are deducted from the contractholder's investment in the Fixed Account and the subaccounts of the Variable Account in proportion to the contractholder's investments in such accounts.

     VFL deducts a daily charge from the assets of the Variable Account to compensate it for mortality and expense risks that it assumes under the policy. The daily charge is equal to an annual rate of 0.90% of the net assets of the Variable Account during the first 10 policy years and an annual rate of 0.45% of the net assets of the Variable Account during policy years 11 and thereafter.

     VFL deducts an amount equal to 3.5% from each premium payment (deposit) made by the contractholder to cover federal tax liabilities and state and local premium taxes. An additional deduction for sales charges is made from premium payments (deposits). Such deduction is made under the terms of the Policy and ranges from 2% to 4% of the premium payments (deposits). Net premiums after these deductions are invested in the mutual funds.

     VFL permits 12 transfers between and among the subaccounts (one of which can be applied to the Fixed Account) per policy year without an assessment of a fee. For each additional transfer, VFL charges $25 at the time each such transfer is processed. The fee is deducted from the amount being transferred.



                      NOTE 4. DIVERSIFICATION REQUIREMENTS

     Under the provisions of Section 817(h) of the Internal Revenue Code of 1986 (the Code), a variable life insurance policy will not be treated as life insurance under Section 7702 of the Code for any period for which the investments of the segregated asset account on which the policy is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. VFL believes, based on the prospectuses of each of the Funds that the Variable Account participates in, that the mutual funds satisfy the diversification requirement of the regulations.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholder
Valley Forge Life Insurance Company

         We have audited the accompanying balance sheets of Valley Forge Life Insurance Company (a wholly-owned subsidiary of Continental Assurance Company, which is a wholly-owned subsidiary of Continental Casualty Company, a wholly owned subsidiary of CNA Financial Corporation, an affiliate of Loew's Corporation) as of December 31, 1999 and 1998, and the related statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the financial position of Valley Forge Life Insurance Company as of December 31, 1999 and 1998, and the results of operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

         As discussed in Note 12 to the financial statements, the Company changed its method of accounting for liabilities for insurance-related assessments in 1999.

Deloitte & Touche LLP
Chicago, Illinois
February 23, 2000

                       VALLEY FORGE LIFE INSURANCE COMPANY
                                 BALANCE SHEETS


December 31                                                           1999           1998
-----------                                                        -----------    -----------
(In thousands of dollars)
ASSETS:
   Investments:
   Fixed maturities available-for-sale (amortized cost: $548,444
      and $454,635)                                                $   530,512    $   460,516
   Equity securities available-for-sale (cost: $0 and $981)                 51          2,218
   Policy loans                                                         93,575         74,150
   Other invested assets                                                   433            485
   Short-term investments                                               24,714         81,418
                                                                   -----------    -----------
      TOTAL INVESTMENTS                                                649,285        618,787
Cash                                                                     3,529          3,750
Receivables:
   Reinsurance                                                       2,414,553      2,119,897
   Premium and other                                                    82,852         76,690
   Less allowance for doubtful accounts                                    (12)           (26)
Deferred acquisition costs                                             127,297        111,963
Accrued investment income                                               11,066          7,721
Receivables for securities sold                                          2,426           --
Federal income tax recoverable                                           4,316           --
Other                                                                    4,883            902
Separate Account business                                              209,183         73,745
                                                                   -----------    -----------
   TOTAL ASSETS                                                    $ 3,509,378    $ 3,013,429
                                                                   ===========    ===========
LIABILITIES AND STOCKHOLDER'S EQUITY:
Liabilities:
   Insurance reserves:
     Future policy benefits                                        $ 2,751,396    $ 2,438,305
     Claims and claim expense                                          139,653         93,001
     Policyholders' funds                                               43,466         42,746
Payables for securities purchased                                        2,421            370
Federal income taxes payable                                              --            6,468
Deferred income taxes                                                    2,694          6,213
Due to affiliates                                                       12,435          1,946
Commissions and other payables                                          95,976         86,815
Separate Account business                                              209,183         73,745
                                                                   -----------    -----------
   TOTAL LIABILITIES                                                 3,257,224      2,749,609
                                                                   -----------    -----------
Commitments and contingent liabilities
Stockholder's Equity
   Common stock ($50 par value; Authorized--200,000 shares;
     Issued--50,000 shares)                                              2,500          2,500
   Additional paid-in capital                                           69,150         69,150
   Retained earnings                                                   191,464        187,683
   Accumulated other comprehensive income (loss)                       (10,960)         4,487
                                                                   -----------    -----------
      TOTAL STOCKHOLDER'S EQUITY                                       252,154        263,820
                                                                   -----------    -----------
      TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                   $ 3,509,378    $ 3,013,429
                                                                   ===========    ===========

                 See accompanying Notes to Financial Statements.

                       VALLEY FORGE LIFE INSURANCE COMPANY

                            STATEMENTS OF OPERATIONS


Year Ended December 31                               1999         1998        1997
----------------------                            ---------    ---------   ---------
(In thousands of dollars)
Revenues:
   Premiums                                       $ 310,719    $ 315,599   $ 332,172
   Net investment income                             39,148       35,539      29,913
   Realized investment gains (losses)               (19,081)      16,967       4,200
   Other                                              4,545        7,959       6,872
                                                  ---------    ---------   ---------
                                                    335,331      376,064     373,157
                                                  ---------    ---------   ---------
Benefits and expenses:
   Insurance claims and policyholders' benefits     291,547      301,900     307,207
   Amortization of deferred acquisition costs        13,942       11,807      11,818
   Other operating expenses                          23,740       35,813      33,505
                                                  ---------    ---------   ---------
                                                    329,229      349,520     352,530
                                                  ---------    ---------   ---------
   Income before income tax expense and
      cumulative effect of change
      in accounting principle                         6,102       26,544      20,627
Income tax expense                                    2,087        9,091       7,297
                                                  ---------    ---------   ---------
   Income before cumulative effect of change
      in accounting principle                         4,015       17,453      13,330
   Cumulative effect of change in accounting
      principle, net of tax-Note 12                     234         --          --
                                                  ---------    ---------   ---------
   NET INCOME                                     $   3,781    $  17,453   $  13,330
                                                  =========    =========   =========



                 See accompanying Notes to Financial Statements.

                       VALLEY FORGE LIFE INSURANCE COMPANY

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                          Accumulated
                                                                                            Other
                                                  Additional  Comprehensive               Comprehensive            Total
                                        Common     Paid-in       Income         Retained     Income            Stockholder's
                                        Stock      Capital       (Loss)         Earnings     (Loss)               Equity
                                      ---------   ----------  -------------     --------  ------------        --------------
(In thousands of dollars)
Balance, December 31, 1996            $   2,500   $  39,150                   $ 156,900   $     990           $ 199,540
Comprehensive income:
   Net income                              --          --     $  13,330          13,330        --                13,330
   Other comprehensive income              --          --         3,390            --         3,390               3,390
                                                              ---------
Total comprehensive income                                    $  16,720
                                                              =========
Balance, December 31, 1997                2,500      39,150                     170,230       4,380             216,260
Capital Contribution from Assurance        --        30,000                        --          --                30,000
Comprehensive income:
   Net income                              --          --     $  17,453          17,453        --                17,453
   Other comprehensive income              --          --           107            --           107                 107
                                                              ---------
Total comprehensive income                                    $  17,560
                                                              =========
Balance, December 31, 1998                2,500      69,150                     187,683       4,487             263,820
Comprehensive income (loss):
   Net income                              --          --     $   3,781           3,781        --                 3,781
   Other comprehensive loss                --          --       (15,447)           --       (15,447)            (15,447)
                                                              ---------
Total comprehensive loss                                      $ (11,666)
                                                              =========
BALANCE, DECEMBER 31, 1999            $   2,500   $  69,150                   $ 191,464   $ (10,960)          $ 252,154
                                      =========   =========   =========       =========   =========           =========


                 See accompanying Notes to Financial Statements.

                       VALLEY FORGE LIFE INSURANCE COMPANY

                            STATEMENTS OF CASH FLOWS

December 31                                                             1999           1998           1997
-----------                                                          -----------    -----------    -----------
(In thousands of dollars)

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                        $     3,781    $    17,453    $    13,330
   Adjustments to reconcile net income to net
      cash flows from operating activities:
      Deferred income tax provision                                        4,924          2,058          2,581
      Realized investment losses (gains)                                  19,081        (16,967)        (4,200)
      Amortization of bond discount                                       (2,999)        (4,821)        (2,438)
      Changes in:
        Receivables, net                                                (300,832)      (544,920)      (269,787)
        Deferred acquisition costs                                       (13,866)       (16,746)       (20,765)
        Accrued investment income                                         (3,345)        (2,476)          (300)
        Due to/from affiliates                                           (10,489)        37,945         31,500
        Federal income taxes payable and receivable                      (10,784)           493          2,151
        Insurance reserves                                               380,939        541,560        221,252
        Commissions and other payables and other                          25,642        (18,804)        47,212
                                                                     -----------    -----------    -----------
           Total adjustments                                              88,271        (22,678)         7,206
                                                                     -----------    -----------    -----------
           NET CASH FLOWS FROM OPERATING ACTIVITIES                       92,052         (5,225)        20,536
                                                                     -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of fixed maturities                                      (1,512,848)      (744,431)      (464,361)
   Proceeds from fixed maturities:
      Sales                                                            1,339,905        741,277        278,459
      Maturities, calls and redemptions                                   58,263         33,635         45,442
   Purchases of equity securities                                           --               (5)        (1,334)
   Proceeds from sale of equity securities                                 2,647              5          2,447
   Change in short-term investments                                       59,455        (73,233)        39,301
   Change in policy loans                                                (19,424)        (7,179)        (6,704)
   Change in other invested assets                                           205            (82)          (580)
   Other, net                                                               --             --             --
                                                                     -----------    -----------    -----------
        NET CASH FLOWS FROM INVESTING ACTIVITIES                         (71,797)       (50,013)      (107,330)
                                                                     -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Receipts for investment contracts credited
      to policyholder accounts                                            15,901         30,007        111,478
   Return of policyholder account balances on investment contracts       (36,377)       (25,584)       (24,878)
   Capital contribution from Assurance                                      --           30,000           --
                                                                     -----------    -----------    -----------
        NET CASH FLOWS FROM FINANCING ACTIVITIES                         (20,476)        34,423         86,600
                                                                     -----------    -----------    -----------
        NET CASH FLOWS                                                      (221)       (20,815)          (194)
Cash at beginning of period                                                3,750         24,565         24,759
                                                                     -----------    -----------    -----------
CASH AT END OF PERIOD                                                $     3,529    $     3,750    $    24,565
                                                                     ===========    ===========    ===========
Supplemental disclosures of cash flow information:
   Federal income taxes paid                                         $     8,260    $     6,651    $     2,488
                                                                     ===========    ===========    ===========


                 See accompanying Notes to Financial Statements.

                       VALLEY FORGE LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         Valley Forge Life Insurance Company (VFL) is a wholly-owned subsidiary of Continental Assurance Company (Assurance). Assurance is a wholly-owned subsidiary of Continental Casualty Company (Casualty) which is wholly-owned by CNA Financial Corporation (CNAF). Loews Corporation owns approximately 86% of the outstanding common stock of CNAF.

         VFL markets and underwrites insurance products designed to satisfy the life, health insurance and retirement needs of individuals and groups. Products available in individual policy form include annuities as well as term and universal life insurance. Products available in group policy form include life, pension, accident and health insurance.

         The operations, assets and liabilities of VFL and its parent, Assurance, are managed on a combined basis. Pursuant to a Reinsurance Pooling Agreement, as amended, VFL cedes all of its business, excluding its separate account business, to its parent, Assurance. This ceded business is then pooled with the business of Assurance, which excludes Assurance's participating contracts and separate account business, and 10% of the combined pool is assumed by VFL.

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles (GAAP). Certain amounts applicable to prior years have been reclassified to conform to classifications followed in 1999.

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INSURANCE

         Premium revenue- Revenues on universal life type contracts are comprised of contract charges and fees which are recognized over the coverage period. Accident and health insurance premiums are earned ratably over the terms of the policies after provision for estimated adjustments on retrospectively rated policies and deductions for ceded insurance. Other life insurance premiums are recognized as revenue when due, after deductions for ceded insurance.

         Future policy benefit reserves- Reserves for traditional life insurance products (whole and term life products) are computed based upon the net level premium method using actuarial assumptions as to interest rates, mortality, morbidity, withdrawals and expenses. Actuarial assumptions include a margin for adverse deviation and generally vary by plan, age at issue and policy duration. Interest rates range from 3% to 9%, and mortality, morbidity and withdrawal assumptions reflect VFL and industry experience prevailing at the time of issue. Expense assumptions include the estimated effects of inflation and expenses to be incurred beyond the premium paying period. Reserves for universal life-type contracts are equal to the account balances that accrue to the benefit of the policyholders. Interest crediting rates ranged from 4.45% to 7.25% for the three years ended December 31, 1999.

         Claim and claim expense reserves- Claim reserves include provisions for reported claims in the course of settlement and estimates of unreported losses based upon past experience and estimates of future expenses to be incurred in settlement of claims.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

         Reinsurance- In addition to the Reinsurance Pooling Agreement with Assurance, VFL also assumes and cedes insurance with other insurers and reinsurers and members of various reinsurance pools and associations. VFL utilizes reinsurance arrangements to limit its maximum loss, provide greater diversification of risk and minimize exposures on larger risks. The reinsurance coverages are tailored to the specific risk characteristics of each product line with VFL's retained amount varying by type of coverage. VFL's reinsurance includes coinsurance, yearly renewable term and facultative programs. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability and future policy benefit reserves.

         Deferred acquisition costs- Cost of acquiring life insurance business are capitalized and amortized based on assumptions consistent with those used for computing future policy benefit reserves. Acquisition costs on traditional life business are amortized over the assumed premium paying periods. Universal life and annuity acquisition costs are amortized in proportion to the present value of the estimated gross profits over the products' assumed durations. To the extent that unrealized gains or losses on available-for-sale securities would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded as an adjustment to the unrealized gains or losses included in stockholder's equity.

INVESTMENTS

         Valuation of investments- VFL classifies its fixed maturities and its equity securities as available-for-sale, and as such, they are carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in net investment income.

         Policy loans are carried at unpaid balances. Short-term investments, which have an original maturity of one year or less, are carried at amortized cost which approximates market value. VFL has no real estate or mortgage loans.

         VFL records its derivative securities at fair value at the reporting date and changes in fair value are reflected in realized investment gains and losses. VFL's derivatives are made up of interest rate caps and purchased options and are classified as other invested assets.

         Investment gains and losses- All securities transactions are recorded on the trade date. Realized investment gains and losses are determined on the basis of the cost of the specific securities sold. Unrealized investment gains and losses on fixed maturities and equity securities are reflected as part of stockholder's equity, net of applicable deferred income taxes and deferred acquisition costs. Investments are written down to estimated fair values and losses are charged to income when a decline in value is considered to be other than temporary.

         Securities lending activities- VFL lends securities to unrelated parties, primarily major brokerage firms. Borrowers of these securities must deposit collateral with VFL equal to 100% of the fair value of the securities if the collateral is cash, or 102% if the collateral is securities. Cash deposits from these transactions are invested in short term investments (primarily commercial paper) and a liability is recognized for the obligation to return the collateral. VFL continues to receive the interest on loaned debt securities as beneficial owner, and accordingly, loaned debt securities are included in fixed maturity securities. VFL had no securities on loan at December 31, 1999 or 1998.

         Separate Account business- VFL writes certain variable annuity contracts and universal life policies. The supporting assets and liabilities of these contracts and policies are legally segregated and reflected as assets and liabilities of Separate Account business. Substantially all assets of the Separate Account business are carried at fair value. Separate Account liabilities are principally obligations due to contractholders and are carried at contract values.

INCOME TAXES

         VFL accounts for income taxes under the liability method. Under the liability method deferred income taxes are recognized for temporary differences between the financial statement and tax return bases of assets and liabilities. Temporary differences primarily relate to insurance reserves, deferred acquisition costs and net unrealized investment gains or losses.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

NOTE 2.  INVESTMENTS

         The significant components of net investment income are presented in the following table:

NET INVESTMENT INCOME

Year Ended December 31             1999      1998      1997
----------------------            -------   -------   -------
(In thousands of dollars)
Fixed maturities--Taxable bonds   $30,851   $27,150   $20,669
Equity securities                      54        72        72
Policy loans                        4,963     4,760     4,264
Short-term investments              2,969     3,803     4,885
Other                                 778       105       201
                                  -------   -------   -------
                                   39,615    35,890    30,091
Investment expense                    467       351       178
                                  -------   -------   -------
  NET INVESTMENT INCOME           $39,148   $35,539   $29,913
                                  =======   =======   =======


         Net realized investment gains (losses) and unrealized appreciation (depreciation) in investments are set forth in the following table:

ANALYSIS OF INVESTMENT GAINS (LOSSES)

Year Ended December 31                                      1999        1998        1997
----------------------                                    --------    --------    --------
(In thousands of dollars)
Realized investment gains (losses):
  Fixed maturities                                        $(20,981)   $ 16,907    $  3,333
  Equity securities                                          1,667           0       1,021
  Other                                                        233          60        (154)
                                                          --------    --------    --------
                                                           (19,081)     16,967       4,200
Income tax benefit (expense)                                 6,679      (5,938)     (1,470)
                                                          --------    --------    --------
    Net realized investment gains (losses)                 (12,402)     11,029       2,730
                                                          --------    --------    --------
Change in net unrealized investment gains (losses):
  Fixed maturities                                         (23,813)        441       5,806
  Equity securities                                         (1,186)        (42)       (607)
  Adjustment to deferred policy acquisition costs
    related to unrealized gains (losses) and other           1,235        (235)         20
                                                          --------    --------    --------
                                                           (23,764)        164       5,219
Deferred income tax (expense) benefit                        8,317         (57)     (1,829)
                                                          --------    --------    --------
    Change in net unrealized investment gains (losses)     (15,447)        107       3,390
                                                          --------    --------    --------
  NET REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES)   $(27,849)   $ 11,136    $  6,120
                                                          ========    ========    ========

                      VALLEY FORGE LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

NOTE 2. - (CONTINUED)

SUMMARY OF GROSS REALIZED INVESTMENT GAINS (LOSSES)
FOR FIXED MATURITIES AND EQUITY SECURITIES

Year Ended December 31                                 1999                        1998                      1997
                                                       ----                        ----                      ----
(In thousands of dollars)                      FIXED          EQUITY         Fixed       Equity        Fixed        Equity
                                            MATURITIES      SECURITIES    Maturities   Securities   Maturities    Securities
                                            ----------      ----------    ----------   ----------   ----------    ----------
Proceeds from sales                        $   1,339,905     $  2,647     $  741,277     $  5       $  278,459     $  2,447
                                           =============     ========     ==========     ====       ==========     ========
Gross realized gains                       $       4,399     $  1,667     $   17,604     $ --       $    4,793     $  1,113
Gross realized losses                            (25,380)          --           (697)      --           (1,460)         (92)
                                           -------------     --------     ----------     ----       ----------     --------
   NET REALIZED GAINS (LOSSES)
      ON SALES                             $     (20,981)    $  1,667     $   16,907     $ --       $    3,333     $  1,021
                                           =============     ========     ==========     ====       ==========     ========


ANALYSIS OF NET UNREALIZED INVESTMENT GAINS (LOSSES)
INCLUDED IN ACCUMULATED OTHER COMPREHENSIVE INCOME

December 31                                                     1999                                    1998
                                                                ----                                    ----
                                                 GAINS         LOSSES          NET         Gains       Losses      Net
(In thousands of dollars)
Fixed maturities                               $      666    $  (18,598)   $  (17,932)   $   6,926    $  (1,045)   $  5,881
Equity securities                                      51          --              51        1,237         --         1,237
Adjustment to deferred policy
   acquisition costs related to
   unrealized gains (losses)
   and other                                        1,468          (448)        1,020         --           (215)       (215)
                                               ----------    ----------    ----------    ---------    ---------    --------
                                               $    2,185    $  (19,046)      (16,861)   $   8,163    $  (1,260)      6,903
                                               ==========    ==========                  =========    =========
Deferred income tax benefit (expense)                                           5,901                                (2,416)
                                                                           ----------                              --------
      NET UNREALIZED INVESTMENT
        GAINS (LOSSES)                                                     $  (10,960)                             $  4,487
                                                                           ==========                              ========

                      VALLEY FORGE LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

SUMMARY OF INVESTMENTS IN FIXED MATURITIES
AND EQUITY SECURITIES AVAILABLE FOR SALE

(In thousands of dollars)                                             GROSS       GROSS
                                                         AMORTIZED  UNREALIZED  UNREALIZED    FAIR
December 31, 1999                                          COST       GAINS      LOSSES      VALUE
-----------------                                        ---------  ---------- -----------  ---------
U.S. Treasuries and obligations of government agencies   $253,041   $   --     $  6,988     $246,053
Asset-backed securities                                   107,275         50      4,200      103,125
Corporate securities                                      164,140         98      6,914      157,324
Other debt securities                                      23,988        518        496       24,010
                                                         --------   --------   --------     --------
   Total fixed maturities                                 548,444        666     18,598      530,512
Equity securities                                            --           51       --             51
                                                         --------   --------   --------     --------
   TOTAL                                                 $548,444   $    717   $ 18,598     $530,563
                                                         ========   ========   ========     ========


December 31, 1998
U.S. Treasuries and obligations of government
   agencies                                              $223,743   $  1,601   $    563     $224,781
Asset-backed securities                                   109,207      1,163        180      110,190
Corporate securities                                       98,466      2,512         81      100,897
Other debt securities                                      23,219      1,650        221       24,648
                                                         --------   --------   --------     --------
   Total fixed maturities                                 454,635      6,926      1,045      460,516
Equity securities                                             981      1,237       --          2,218
                                                         --------   --------   --------     --------
   Total                                                 $455,616   $  8,163   $  1,045     $462,734
                                                         ========   ========   ========     ========


SUMMARY OF INVESTMENTS IN FIXED MATURITIES BY CONTRACTUAL MATURITY

                                                                                       1999
                                                                            AMORTIZED           FAIR
December 31                                                                   COST             VALUE
-----------                                                               ------------     ------------
(In thousands of dollars)

Due in one year or less                                                   $      4,130     $      4,115
Due after one year through five years                                          180,447          176,798
Due after five years through ten years                                         194,438          188,778
Due after ten years                                                             62,154           57,697
Asset-backed securities not due at a single maturity date                      107,275          103,124
                                                                          ------------     ------------
  Total                                                                   $    548,444     $    530,512
                                                                          ============     ============


         Actual maturities may differ from contractual maturities because securities may be called or prepaid with or without call or prepayment penalties.

         There are no investments, other than equity securities, that have not produced income for the years ended December 31, 1999 and 1998. Except for investments in securities of the U.S. Government and its Agencies, there are no investments in a single issuer that when aggregated exceed 10% of stockholder's equity at December 31, 1999.

         Securities with carrying values of $2.7 million and $2.8 million were deposited by VFL under requirements of regulatory authorities as of December 31, 1999 and 1998, respectively.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED


NOTE 3.  FINANCIAL INSTRUMENTS

         In the normal course of business, VFL invests in various financial assets, incurs various financial liabilities, and enters into agreements involving derivative securities, including off-balance sheet financial instruments.

         Fair values are required to be disclosed for all financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values may be based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. Potential taxes and other transaction costs have not been considered in estimating fair value. The estimates presented herein are subjective in nature and are not necessarily indicative of the amounts VFL could realize in a current market exchange.

         All non-financial instruments such as deferred acquisition costs, reinsurance receivables, deferred income taxes and insurance reserves are excluded from fair value disclosure. Thus, the total fair value amounts cannot be aggregated to determine the underlying economic value of VFL.

         The carrying amounts reported in the balance sheet approximate fair value for cash, short-term investments, accrued investment income, receivables for securities sold, payables for securities purchased and certain other assets and other liabilities because of their short-term nature. Accordingly, these financial instruments are not listed in the table below. The carrying amounts and estimated fair values of VFL's other financial instrument assets and liabilities are listed below:


                                                                                1999                       1998
                                                                                ----                       ----
                                                                      CARRYING      ESTIMATED     Carrying      Estimated
DECEMBER 31                                                            AMOUNT      FAIR VALUE      Amount      Fair Value
-----------                                                            ------      ----------      ------      ----------
(In thousands of dollars)
FINANCIAL ASSETS
   Investments:
     Fixed maturities                                                $  530,512    $  530,512    $  460,516    $   460,516
     Equity securities                                                       51            51         2,218          2,218
     Policy loans                                                        93,575        87,156        74,150         72,148
     Other                                                                  433           433           485            485
   Separate Account business:
     Fixed maturities                                                    12,999        12,999           247            247
     Equity securities (primarily mutual funds)                         175,772       175,772        55,577         55,577
     Other                                                                  119           119           340            340
FINANCIAL LIABILITIES
   Premium deposits and annuity contracts                               294,777       278,810       332,665        312,979
                                                                     ==========    ==========    ==========    ===========

         The following methods and assumptions were used by VFL in estimating the fair value amounts for financial instruments:

                 Fixed maturities and equity securities are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services, costs to settle, or quoted market prices of comparable instruments.

                 The fair values for policy loans are estimated using discounted cash flow analyses at interest rates currently offered for similar loans to borrowers with comparable credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

                 Valuation techniques to determine fair value of Separate Account business assets consist of discounted cash flows and quoted market prices of (a) the investments or (b) comparable instruments. The fair value of Separate Account business liabilities approximates their carrying value.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED


                 Premium deposits and annuity contracts are valued based on cash surrender values and the outstanding fund balances.

         VFL invests from time to time in certain derivative financial instruments primarily to reduce its exposure to market risk. Financial instruments used for such purposes may include interest rate caps, put and call options, commitments to purchase securities, futures and forwards. VFL also uses derivatives to mitigate the risk associated with certain guaranteed annuity contracts by purchasing certain options in a notional amount equal to the original customer deposit. VFL generally does not hold or issue these instruments for trading purposes.

         Options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, to either purchase or sell a financial instrument at a specified price within a specified period of time.

         An interest rate cap consists of a guarantee given by the issuer to the purchaser in exchange for the payment of a premium. This guarantee states that if interest rates rise above a specified rate, the issuer will pay to the purchaser the difference between the then current market rate and the specified rate on the notional principal amount. The notional principal amount is not actually borrowed or repaid.

         Derivative financial instruments consist of interest rate caps in the general account and purchased options in the Separate Accounts at December 31, 1999. The gross notional principal or contractual amounts of derivative financial instruments in the general account at December 31, 1999 and 1998 totaled $50 million. The gross notional principal or contractual amounts of derivative financial instruments in the Separate Accounts was $295 thousand at December 31, 1999 and was $1.5 million at December 31, 1998 as the separate accounts sold approximately $1.2 million of notional value in 1999. The contract of notional amounts are used to calculate the exchange of contractual payments under the agreements and are not representative of the potential for gain or loss on these agreements.

         The fair values associated with derivative financial instruments are generally affected by interest rates, equity stock prices and foreign exchange rates. The credit exposure associated with these instruments is generally limited to the unrealized fair value of the instruments and will vary based on the credit worthiness of the counterparties. The risk of default depends on the creditworthiness of the counterparty to the instrument. Although VFL is exposed to the aforementioned credit risk, it does not expect any counterparty to fail to perform as contracted based on the creditworthiness of the counterparties. Due to the nature of the derivative securities, VFL does not require collateral.

         The fair value of derivatives generally reflects the estimated amounts that VFL would receive or pay upon termination of the contracts at the reporting date. Dealer quotes are available for substantially all of VFL's derivatives. For securities not actively traded, fair values are estimated using values obtained from independent pricing services, costs to settle, or quoted market prices of comparable instruments. The fair value of derivative financial assets (liabilities) in the general account and Separate Accounts at December 31, 1999 totaled $0.4 million and $0.1 million, respectively, and compares to $0.1 million and $0.5 million, respectively, at December 31, 1998. Net realized gains (losses) on derivative financial instruments at December 31, 1999 totaled $0.4 million in the general account and ($0.1) million in the Separate Accounts. At December 31, 1998, net realized losses on derivative financial instruments held in the general account totaled $0.2 million and net realized gains on derivatives in the Separate Accounts were $0.1 million.

NOTE 4.  STATUTORY CAPITAL AND SURPLUS (UNAUDITED)

         Statutory capital and surplus and net income for VFL are determined in accordance with accounting practices prescribed or permitted by the Pennsylvania Insurance Department. Prescribed statutory accounting practices are set forth in a variety of publications of the National Association of Insurance Commissioners as well as state laws, regulations, and general administrative rules. VFL has no material permitted accounting practices. VFL had statutory net income of $8.3 million for the year ended December 31, 1999 and statutory net losses of $8.1 million, and $1.0 million for the years ended December 31, 1998, and 1997 respectively. The statutory net losses for 1998 and 1997 were primarily due to

                      VALLEY FORGE LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED


the immediate expensing of acquisition costs which were substantial and related sales of individual life and annuity products. Under GAAP, such costs are capitalized and amortized to income over the duration of these contracts. Statutory capital and surplus for VFL was $153.1 million, $147.1 million, and $125.3 million at December 31, 1999, 1998, and 1997, respectively.

         The payment of dividends by VFL to Assurance without prior approval of the Pennsylvania Insurance Department is limited to formula amounts. As of December 31, 1999, dividends of approximately $15.7 million were not subject to prior Insurance Department approval.

NOTE 5.  ACCUMULATED OTHER COMPREHENSIVE INCOME

         Comprehensive income is comprised of all changes to stockholder's equity, including net income, except those changes resulting from investments by, and distributions to, the stockholder. Other comprehensive income (loss) is comprehensive income exclusive of net income. The change in the components of accumulated other comprehensive income (loss) are shown in the following tables.


                                                                                  Pre-tax     Tax (Expense)      Net
Year Ended December 31, 1999                                                      Amount         Benefit       Amount
----------------------------                                                      ------         -------       ------
(In thousands of dollars)
Net unrealized gains (losses) on investment securities:
  Net unrealized holding gains (losses) arising during the period               $     (19,684)  $   6,889    $   (12,795)
  Adjustment for (gains) losses included in net income                                 (4,080)      1,428         (2,652)
                                                                                -------------   ---------    -----------
Total Other Comprehensive Income (Losses)                                       $     (23,764)  $   8,317    $   (15,447)
                                                                                =============   =========    ===========

                                                                                  Pre-tax     Tax (Expense)      Net
Year Ended December 31, 1998                                                      Amount         Benefit       Amount
----------------------------                                                      ------         -------       ------
(In thousands of dollars)
Net unrealized gains on investment securities:
  Net unrealized holding gains (losses) arising during the period               $       3,756   $  (1,314)   $     2,442
  Adjustment for (gains) losses included in net income                                 (3,592)      1,257         (2,335)
                                                                                -------------   ---------    -----------
Total Other Comprehensive Income                                                $         164   $     (57)   $       107
                                                                                =============   =========    ===========

                                                                                  Pre-tax     Tax (Expense)      Net
Year Ended December 31, 1997                                                      Amount         Benefit       Amount
----------------------------                                                      ------         -------       ------
(In thousands of dollars)
Net unrealized gains (losses) on investment securities:
  Net unrealized holding gains (losses) arising during the period               $       6,447   $  (2,256)   $     4,191
  Adjustment for (gains) losses included in net income                                 (1,228)        427           (801)
                                                                                -------------   ---------    -----------
Total Other Comprehensive Income                                                $       5,219   $  (1,829)   $     3,390
                                                                                =============   =========    ===========

NOTE 6.  BENEFIT PLANS

         VFL has no employees as it has contracted with Casualty for services provided by Casualty employees. As Casualty is a wholly-owned subsidiary of CNAF, all Casualty employees are covered by CNAF's Benefit Plans. The plans are discussed below.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED


PENSION PLAN

         CNAF has noncontributory pension plans covering all full-time employees age 21 or over that have completed at least one year of service. While the benefits for the plans vary, they are generally based on years of credited service and the employee's highest sixty consecutive months of compensation. Casualty is included in the CNA Employees' Retirement Plan and VFL is allocated a share of these expenses. The net pension cost allocated to VFL was $1.0 million, $1.1 million and $4.0 million for the years ended December 31, 1999, 1998 and 1997, respectively.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

         CNAF provides certain health and dental care benefits for eligible retirees through age 64, and provides life insurance and reimbursement of Medicare Part B premiums for all eligible retired persons. CNAF funds benefit costs principally on the basis of current benefit payments. Net postretirement benefit cost allocated to VFL was $0.3 million, $0.5 million and $2.1 million for the years ended December 31, 1999, 1998 and 1997, respectively.

SAVINGS PLAN

         Casualty is included in the CNA Employees' Savings Plan, which is a contributory plan that allows employees to make regular contributions of up to 16% of their salary subject to limitations prescribed by the Internal Revenue Service. VFL is allocated a share of CNA Employees' Savings Plan expenses. CNAF contributes an amount equal to 70% of the first 6% of salary contributed by the employee. CNAF contributions allocated to and expensed by VFL for the Savings Plan were $0.2 million in each year 1999, 1998 and 1997.

NOTE 7.  INCOME TAXES

         VFL is taxed under the provisions of the Internal Revenue Code, as applicable to life insurance companies, and is included along with Assurance, its parent company, which is ultimately included in the consolidated Federal income tax return of Loews. The Federal income tax provision of VFL generally is computed on a stand-alone basis, as if VFL was filing its own separate tax return.

         VFL maintains a special tax memorandum account designated as the "Shareholder's Surplus Account." Dividends from this account may be distributed to the shareholder without resulting in any additional tax. The amount in the Shareholder's Surplus Account was $151.6 million and $156.3 million at December 31, 1999 and 1998, respectively. Another tax memorandum account, defined as the "Policyholders' Surplus Account," totaled $5.4 million at both December 31, 1999 and 1998. No further additions to this account are allowed. Amounts accumulated in the Policyholders' Surplus Account are subject to income tax if distributed to the stockholder. VFL has no plans for such a distribution and as a result, has not provided for such a tax.

         Significant components of VFL's net deferred tax liabilities as of December 31, 1999 and 1998 are shown in the table below:

December 31                                          1999               1998
-----------                                          ----               ----
(In thousands of dollars)

Insurance reserves                                $   20,715     $      26,880
Deferred acquisition costs                           (45,457)          (37,729)
Investment valuation                                   4,166             3,693
Net unrealized gains                                   5,901            (2,416)
Annuity deposits and other                             9,349             1,009
Other, net                                             2,632             2,350
                                                  ----------     -------------
       NET DEFERRED TAX LIABILITIES               $   (2,694)    $      (6,213)
                                                  ==========     =============

                      VALLEY FORGE LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

         At December 31, 1999, gross deferred tax assets and liabilities amounted to $44.3 million and $47.0 million, respectively. Gross deferred tax assets and liabilities, at December 31, 1998, amounted to $35.5 million and $41.7 million, respectively.

         The components of income tax expense are as follows:

Year Ended December 31                   1999          1998          1997
----------------------                 ----------    ---------    ----------
(In thousands of dollars)

Current tax expense (benefit)          $   (2,837)   $   7,033    $    4,716
Deferred tax expense                        4,924        2,058         2,581
                                       ----------    ---------    ----------
    TOTAL INCOME TAX EXPENSE           $    2,087    $   9,091    $    7,297
                                       ==========    =========    ==========

                      VALLEY FORGE LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED


         A reconciliation of the statutory federal income tax rate on income is as follows:


                                                            % OF                      % OF                       % OF
                                                           PRETAX                    PRETAX                     PRETAX
Year Ended December 31                         1999        INCOME         1998       INCOME         1997        INCOME
----------------------                         ----        ------         ----       ------         ----        ------
(In thousands of dollars)

Income taxes at statutory rates               $ 2,136         35.0     $  9,290        35.0     $    7,219         35.0
Other                                             (49)        (0.8)        (199)       (0.8)            78          0.4
                                              --------     -------    ----------   --------     ----------      -------
    INCOME TAX AT EFFECTIVE RATES             $ 2,087         34.2    $   9,091        34.2     $    7,297         35.4
                                              =======      =======    =========    ========     ==========      =======


NOTE 8.  REINSURANCE

         The ceding of insurance does not discharge primary liability of VFL. VFL places reinsurance with other carriers only after careful review of the nature of the contract and a thorough assessment of the reinsurers' credit quality and claim settlement performance. For carriers that are not authorized reinsurers in VFL's state of domicile, VFL receives collateral, primarily in the form of bank letters of credit.

         In the table below, the majority of life premium revenue is from long duration type contracts, while the majority of accident and health insurance premiums is from short duration contracts. The effects of reinsurance on premium revenues are shown in the following table:


                                                                          PREMIUMS                            ASSUMED/NET
                                                                          --------                            -----------
YEAR ENDED DECEMBER 31                            DIRECT           ASSUMED        CEDED             NET            %
----------------------                            ------           -------        -----             ---            -
(In thousands of dollars)

1999
    Life                                        $     633,764    $   109,964    $   666,003     $   77,725          141%
    Accident and Health                                 6,539        232,994          6,539        232,994          100
                                                -------------    -----------    -----------     ----------     --------
       Total premiums                           $     640,303    $   342,958    $   672,542     $  310,719          110%
                                                =============    ===========    ===========     ==========     ========
1998
    Life                                        $     687,644    $    78,156    $   690,541     $   75,259          104%
    Accident and Health                                 4,158        240,340          4,158        240,340          100
                                                -------------    -----------    -----------     ----------     --------
       Total premiums                           $     691,802    $   318,496    $   694,699     $  315,599          101%
                                                =============    ===========    ===========     ==========     ========
1997
    Life                                        $     564,891    $    81,502    $   567,217     $   79,176          103%
    Accident and Health                                 2,776        252,996          2,776        252,996          100
                                                -------------    -----------    -----------     ----------     --------
    Total premiums                              $     567,667    $   334,498    $   569,993     $  332,172          101%
                                                =============    ===========    ===========     ==========     ========

         Transactions with Assurance, as part of the Pooling Agreement described in Note 1, are reflected in the above table. Premium revenues ceded to non-affiliated companies were $395.2 million, $263.4 million and $116.2 million for the years ended December 31, 1999, 1998 and 1997, respectively. Additionally, benefits and expenses for insurance claims and policyholder benefits are net of reinsurance recoveries from non-affiliated companies of $263.4 million, $203.4 million and $77.8 million for the years ended December 31, 1999, 1998 and 1997, respectively.

         Reinsurance receivables reflected on the balance sheets are amounts recoverable from reinsurers who have assumed a portion of the Company's insurance reserves. These balances are principally due from Assurance pursuant the Reinsurance Pooling Agreement.

         The impact of reinsurance, including transactions with Assurance, on life insurance in force is shown in the following schedule:


                                                              LIFE INSURANCE IN FORCE                          ASSUMED/NET
                                                              -----------------------                          -----------
                                              DIRECT       ASSUMED           CEDED                 NET              %
                                              ------       -------           -----                 ---             ---
(In millions of dollars)

December 31, 1999                           $    267,102    $   42,629    $     281,883    $      27,848            153.1%
December 31, 1998                           $    224,615    $   32,253    $     230,734    $      26,134            123.4
December 31, 1997                           $    166,308    $   25,557    $     168,353    $      23,512            108.7


                      VALLEY FORGE LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED


NOTE 9.  RELATED PARTIES

         As discussed in Note 1, VFL is party to a Reinsurance Pooling Agreement with its parent, Assurance. In addition, VFL is party to the CNA Intercompany Expense Agreement whereby expenses incurred by CNAF and each of its subsidiaries are allocated to the appropriate companies. All acquisition and underwriting expenses allocated to VFL are further subject to the Reinsurance Pooling Agreement with Assurance, so that acquisition and underwriting expenses recognized by VFL are ten percent of the acquisition and underwriting expenses of the combined pool. Pursuant to the foregoing agreements, VFL recorded amortization of deferred acquisition costs and other operating expenses totaling $37.5 million, $47.6 million and $45.3 million for 1999, 1998 and 1997, respectively. Expenses of VFL exclude $5.6 million, $9.2 million and $9.9 million of general and administrative expenses incurred by VFL and allocated to CNAF for the years ended December 31, 1999, 1998 and 1997, respectively. At December 31, 1999 VFL had a payable of $12.4 million to affiliated companies and a $1.9 million payable at December 31, 1998.

         There are no interest charges on intercompany receivables or payables. In 1998, Assurance made a $30.0 million capital contribution to VFL.

NOTE 10.  LEGAL

         VFL is party to litigation arising in the ordinary course of business. The outcome of this litigation will not, in the opinion of management, materially affect the results of operations or stockholder's equity of VFL.

NOTE 11.  BUSINESS SEGMENTS

         VFL operates in one reportable segment, the business of which is to market and underwrite insurance products designed to satisfy the life, health and retirement needs of individuals and groups. VFL products are distributed primarily in the United States. Premium revenues earned outside the United States are not material.

         The operations, assets and liabilities of VFL and its parent, Assurance, are managed on a combined basis. Pursuant to a Reinsurance Pooling Agreement, as amended, VFL cedes all of its business, excluding its Separate Account business, to Assurance which is then pooled with the business of Assurance, excluding Assurance's participating contracts and separate account business, and 10% of the combined pool is assumed by VFL.

         The following presents premiums by product group for each of the years in the three years ended December 31, 1999:

(In thousands of dollars)            1999              1998          1997
-------------------------            ----              ----          ----

Life                               $    77,725    $   75,259     $    79,176
Accident and Health                    232,994       240,340         252,996
                                   -----------    ----------     -----------
Total                              $   310,719    $  315,599     $   332,172
                                   -----------    ----------     -----------

         Assurance provides health insurance benefits to postal and other federal employees under the Federal Employees Health Benefit Plan (FEHBP). Premiums under this contract totaled $2.1 billion, $2.0 billion and $2.1 billion for the years ended December 31, 1999, 1998 and 1997, respectively, and the portion of these premiums assumed by VFL under the Reinsurance Pooling Agreement totaled $209 million, $202 million and $212 million for the years ended December 31, 1999, 1998 and 1997, respectively.

                      VALLEY FORGE LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED


NOTE 12.  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

         In the first quarter of 1999, VFL adopted Statement of Position 97-3 "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" (SOP 97-3). SOP 97-3 requires that insurance companies recognize liabilities for insurance-related assessments when an assessment is probable and will be imposed, when it can be reasonably estimated, and when the event obligating the entity to pay or probable assessment has occurred on or before the date of the financial statements. Adoption of SOP 97-3 resulted in an after tax charge of $234 thousand ($360 thousand, pretax) as a cumulative effect of a change in accounting principle. The pro forma effect of adoption on reported results for prior periods is not significant.


                                    APPENDIX A

ILLUSTRATIONS OF POLICY VALUES

The following tables have been prepared to illustrate hypothetically how certain values under a policy change with investment performance over an extended period of time. The tables illustrate how policy values, cash surrender values and death benefits under a policy covering an insured of a given age on the policy date, would vary over time if the planned premiums were paid annually and the return on the assets in each portfolio were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show planned premiums accumulated at 5% interest compounded annually. The hypothetical investment rates of return are illustrative only and should not be considered a representation of past or future investment rates of return. Actual rates of return for a particular policy may be more or less than the hypothetical investment rates of return illustrated and will depend on a number of factors including the investment allocations you make and prevailing rates. These illustrations assume that the premiums are allocated equally among the 34 investment options available under the policy, and that no amounts are allocated to the fixed account options.


The illustrations reflect the fact that the net investment returns on the assets held in the investment options is lower than the gross after tax return of the selected underlying portfolios. The tables assume an average annual expense ratio of 0.95% of the average daily net assets of the portfolio available. The following information summarizes the expenses by portfolio: Alger American Growth Portfolio (0.79%), Alger American MidCap Growth Portfolio (0.85%), Alger American Small Capitalization Portfolio (0.90%), Alger American Leveraged AllCap Portfolio (0.93%), Federated High Income Bond II (0.79%), Federated Prime Money Fund II (0.73%), Federated Utility Fund II (0.94%), Fidelity VIP II Asset
Manager  Portfolio  (0.62%),  Fidelity  VIP  II  Contrafund  Portfolio  (0.65%),
Fidelity VIP Equity-Income Portfolio (0.56%), Fidelity VIP II Index 500 Portfolio (0.28%), MFS Emerging Growth Series (.84%), MFS Growth With Income Series (0.88%), MFS Research Series (.86%), MFS Total Return Series (0.90%), First Eagle SoGen Overseas Variable Funds (1.50%), Van Eck Worldwide Emerging Markets Fund (1.34%), Van Eck Worldwide Hard Assets Fund (1.26%) Janus Aspen Capital Appreciation Portfolio (0.69%), Janus Aspen Growth Portfolio (0.67%), Janus Aspen Balanced Portfolio (0.67%), Janus Aspen Flexible Income Portfolio (0.72%), Janus Aspen International Growth Portfolio (0.76%), Janus Aspen Worldwide Growth Portfolio (0.70%), Alliance Premier Growth Portfolio (1.29%), Alliance Growth and Income Portfolio (0.97%), American Century VP Income & Growth Fund (0.70%), American Century VP Value Fund (1.00%), Templeton Developing Markets Securities Fund (1.81%), Templeton Asset Strategy Fund (1.03%), Lazard Retirement Equity Portfolio (1.25%), Lazard Retirement Small Cap Portfolio (1.25%), Morgan Stanley International Magnum Portfolio (1.16%), and Morgan Stanley Emerging Markets Equity Portfolio (1.79%).


In addition, the illustrations reflect a daily charge assessed against the investment options for assuming certain mortality and expense risks (expense charges), which are equivalent to an effective annual charge of 0.90% during policy years 1-10 and 0.45% during policy years 11 and later. After deduction of portfolio expenses and the mortality and expense charges, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of -1.85%, 4.15% and 10.15% , respectively during Policy Years 1-10 and -1.40% , 4.60% and 10.60% during Policy Years 11 and later.

The illustrations also reflect the deduction of the premium charge and monthly deduction for the hypothetical insured. The surrender charge is reflected in the cash surrender value column. Our current cost of insurance charges and the guaranteed maximum cost of insurance charges that we have a contractual right to charge, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account and assumes no loan amount or partial withdrawals/surrenders or charges for supplemental and/or rider benefits.

The illustrations are based on our Preferred Nonsmoker risk class. Upon request, you will be furnished with a comparable illustration based on the proposed insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables. Because the death benefit values vary depending on the death benefit option in effect, benefit options are illustrated separately.

The illustrations show contract values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated and all net premiums are allocated to subaccounts.


                                               Illustration of Policy Values
                                            Valley Forge Life Insurance Company

Male
Preferred Non-Smoker

2,005 Annual Planned Premium
100,000 Face Amount
Level Death Benefit Option
Using GUARANTEED Cost of Insurance


------------------------------------------------------------------------------------------------------------------------------------
         Premiums             Hypothetical 0%                      Hypothetical 6%                      Hypothetical 12%
        Accumulated       Gross Investment Return              Gross Investment Return              Gross Investment Return
          At 5%
                                    Cash                                 Cash                                 Cash
End of     Per          Cash      Surrender      Death      Policy     Surrender      Death      Policy     Surrender   Death
Policy      Year        Value       Value       Benefit      Value       Value       Benefit      Value       Value     Benefit
Year
    1       2,105       1,213            0     100,000       1,305            0     100,000       1,398            0     100,000
    2       4,316       2,620        1,020     100,000       2,888        1,288     100,000       3,169        1,569     100,000
    3       6,638       3,978        2,378     100,000       4,515        2,915     100,000       5,097        3,497     100,000
    4       9,075       5,287        3,687     100,000       6,185        4,585     100,000       7,199        5,599     100,000
    5      11,634       6,545        4,945     100,000       7,900        6,300     100,000       9,491        7,891     100,000
    6      14,321       7,752        6,152     100,000       9,660        8,060     100,000      11,993       10,393     100,000
    7      17,143       8,903        7,623     100,000      11,462       10,182     100,000      14,722       13,442     100,000
    8      20,105       9,993        8,873     100,000      13,303       12,183     100,000      17,700       16,580     100,000
    9      23,216      11,020       10,060     100,000      15,184       14,224     100,000      20,952       19,992     100,000
   10      26,483      11,977       11,177     100,000      17,098       16,298     100,000      24,503       23,703     100,000
   11      29,912      12,949       12,309     100,000      19,160       18,520     100,000      28,536       27,896     100,000
   12      33,513      13,846       13,366     100,000      21,268       20,788     100,000      32,973       32,493     100,000
   13      37,294      14,666       14,346     100,000      23,424       23,104     100,000      37,865       37,545     100,000
   14      41,265      15,405       15,245     100,000      25,631       25,471     100,000      43,269       43,109     100,000
   15      45,433      16,054       16,054     100,000      27,885       27,885     100,000      49,250       49,250     100,000
   16      49,810      16,605       16,605     100,000      30,185       30,185     100,000      55,884       55,884     100,000
   17      54,406      17,050       17,050     100,000      32,532       32,532     100,000      63,259       63,259     100,000
   18      59,232      17,374       17,374     100,000      34,922       34,922     100,000      71,481       71,481     100,000
   19      64,299      17,561       17,561     100,000      37,352       37,352     100,000      80,674       80,674     100,036
   20      69,620      17,594       17,594     100,000      39,819       39,819     100,000      90,884       90,884     110,879
   21      75,206      17,455       17,455     100,000      42,322       42,322     100,000     102,127      102,127     122,552
   22      81,072      17,131       17,131     100,000      44,867       44,867     100,000     114,485      114,485     136,238
   23      87,231      16,602       16,602     100,000      47,459       47,459     100,000     128,069      128,069     151,121
   24      93,698      15,848       15,848     100,000      50,103       50,103     100,000     142,998      142,998     167,308
   25     100,488      14,843       14,843     100,000      52,808       52,808     100,000     159,405      159,405     184,910
   26     107,618      13,544       13,544     100,000      55,576       55,576     100,000     177,434      177,434     204,049
   27     115,105      11,847       11,847     100,000      58,387       58,387     100,000     197,303      197,303     222,952
   28     122,966       9,784        9,784     100,000      61,296       61,296     100,000     219,255      219,255     243,373
   29     131,219       7,218        7,218     100,000      64,287       64,287     100,000     243,528      243,528     265,445
   30     139,886       4,049        4,049     100,000      67,379       67,379     100,000     270,421      270,421     289,351
------------------------------------------------------------------------------------------------------------------------------------

*    In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2)  Assumes  that the planned  premium is paid in the  beginning  of each year.
     Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.



                                               Illustration of Policy Values
                                            Valley Forge Life Insurance Company

Male
Preferred Non-Smoker

2,005 Annual Planned Premium
100,000 Face Amount
Level Death Benefit Option
Using CURRENT Cost of Insurance


------------------------------------------------------------------------------------------------------------------------------------
         Premiums             Hypothetical 0%                      Hypothetical 6%                      Hypothetical 12%
        Accumulated       Gross Investment Return              Gross Investment Return              Gross Investment Return
          At 5%
                                    Cash                                 Cash                                 Cash
End of     Per           Cash     Surrender      Death       Cash      Surrender      Death       Cash      Surrender   Death
Policy      Year        Value       Value       Benefit      Value       Value       Benefit      Value       Value     Benefit
Year
     1       2,105       1,375            0     100,000       1,471            0     100,000       1,568            0     100,000
     2       4,316       2,903        1,303     100,000       3,188        1,588     100,000       3,485        1,885     100,000
     3       6,638       4,350        2,750     100,000       4,921        3,321     100,000       5,540        3,940     100,000
     4       9,075       5,744        4,144     100,000       6,699        5,099     100,000       7,775        6,175     100,000
     5      11,634       7,110        5,510     100,000       8,549        6,949     100,000      10,237        8,637     100,000
     6      14,321       8,452        6,852     100,000      10,479        8,879     100,000      12,952       11,352     100,000
     7      17,143       9,772        8,492     100,000      12,493       11,213     100,000      15,948       14,668     100,000
     8      20,105      11,071        9,951     100,000      14,595       13,475     100,000      19,254       18,134     100,000
     9      23,216      12,348       11,388     100,000      16,789       15,829     100,000      22,903       21,943     100,000
    10      26,483      13,604       12,804     100,000      19,078       18,278     100,000      26,932       26,132     100,000
    11      29,912      14,916       14,276     100,000      21,578       20,938     100,000      31,535       30,895     100,000
    12      33,513      16,191       15,711     100,000      24,179       23,699     100,000      36,624       36,144     100,000
    13      37,294      17,422       17,102     100,000      26,881       26,561     100,000      42,248       41,928     100,000
    14      41,265      18,641       18,481     100,000      29,719       29,559     100,000      48,492       48,332     100,000
    15      45,433      19,838       19,838     100,000      32,691       32,691     100,000      55,419       55,419     100,000
    16      49,810      20,901       20,901     100,000      35,709       35,709     100,000      63,044       63,044     100,000
    17      54,406      21,900       21,900     100,000      38,838       38,838     100,000      71,500       71,500     100,000
    18      59,232      22,836       22,836     100,000      42,089       42,089     100,000      80,894       80,894     101,926
    19      64,299      23,701       23,701     100,000      45,465       45,465     100,000      91,280       91,280     113,187
    20      69,620      24,490       24,490     100,000      48,974       48,974     100,000     102,735      102,735     125,337
    21      75,206      25,204       25,204     100,000      52,631       52,631     100,000     115,374      115,374     138,449
    22      81,072      25,831       25,831     100,000      56,442       56,442     100,000     129,302      129,302     153,870
    23      87,231      26,371       26,371     100,000      60,424       60,424     100,000     144,654      144,654     170,692
    24      93,698      26,817       26,817     100,000      64,592       64,592     100,000     161,574      161,574     189,042
    25     100,488      27,149       27,149     100,000      68,960       68,960     100,000     180,216      180,216     209,050
    26     107,618      27,369       27,369     100,000      73,554       73,554     100,000     200,759      200,759     230,873
    27     115,105      27,454       27,454     100,000      78,396       78,396     100,000     223,435      223,435     252,482
    28     122,966      27,408       27,408     100,000      83,522       83,522     100,000     248,489      248,489     275,823
    29     131,219      27,219       27,219     100,000      88,970       88,970     100,000     276,192      276,192     301,049
    30     139,886      26,850       26,850     100,000      94,776       94,776     101,410     306,847      306,847     328,326
------------------------------------------------------------------------------------------------------------------------------------

*    In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2)  Assumes  that the planned  premium is paid in the  beginning  of each year.
     Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.



                                               Illustration of Policy Values
                                            Valley Forge Life Insurance Company

Male
Preferred Non-Smoker

4,623 Annual Planned Premium
100,000 Face Amount
Increasing Death Benefit Option
Using GUARANTEED Cost of Insurance


------------------------------------------------------------------------------------------------------------------------------------
         Premiums             Hypothetical 0%                      Hypothetical 6%                      Hypothetical 12%
        Accumulated       Gross Investment Return              Gross Investment Return              Gross Investment Return
          At 5%
                                    Cash                                 Cash                                 Cash
End of     Per          Cash      Surrender      Death       Cash      Surrender      Death       Cash      Surrender   Death
Policy      Year        Value       Value       Benefit      Value       Value       Benefit      Value       Value     Benefit
Year
  1       4,854       3,687        2,087     103,687       3,930        2,330     103,930       4,174        2,574     104,174
  2       9,950       7,517        5,917     107,517       8,242        6,642     108,242       8,997        7,397     108,997
  3      15,301      11,247        9,647     111,247      12,703       11,103     112,703      14,279       12,679     114,279
  4      20,920      14,878       13,278     114,878      17,317       15,717     117,317      20,064       18,464     120,064
  5      26,820      18,407       16,807     118,407      22,088       20,488     122,088      26,400       24,800     126,400
  6      33,015      21,834       20,234     121,834      27,018       25,418     127,018      33,340       31,740     133,340
  7      39,519      25,155       23,875     125,155      32,109       30,829     132,109      40,939       39,659     140,939
  8      46,349      28,364       27,244     128,364      37,359       36,239     137,359      49,255       48,135     149,255
  9      53,520      31,457       30,497     131,457      42,769       41,809     142,769      58,356       57,396     158,356
 10      61,050      34,429       33,629     134,429      48,337       47,537     148,337      68,312       67,512     168,312
 11      68,956      37,474       36,834     137,474      54,326       53,686     154,326      79,558       78,918     179,558
 12      77,258      40,396       39,916     140,396      60,508       60,028     160,508      91,912       91,432     191,912
 13      85,974      43,192       42,872     143,192      66,887       66,567     166,887     105,485      105,165     205,485
 14      95,127      45,858       45,698     145,858      73,465       73,305     173,465     120,400      120,240     220,400
 15     104,737      48,382       48,382     148,382      80,239       80,239     180,239     136,786      136,786     236,786
 16     114,828      50,756       50,756     150,756      87,206       87,206     187,206     154,787      154,787     254,787
 17     125,423      52,968       52,968     152,968      94,361       94,361     194,361     174,562      174,562     274,562
 18     136,548      55,004       55,004     155,004     101,694      101,694     201,694     196,278      196,278     296,278
 19     148,229      56,844       56,844     156,844     109,194      109,194     209,194     220,120      220,120     320,120
 20     160,494      58,469       58,469     158,469     116,844      116,844     216,844     246,292      246,292     346,292
 21     173,372      59,864       59,864     159,864     124,633      124,633     224,633     275,020      275,020     375,020
 22     186,895      61,016       61,016     161,016     132,549      132,549     232,549     306,558      306,558     406,558
 23     201,093      61,908       61,908     161,908     140,580      140,580     240,580     341,185      341,185     441,185
 24     216,002      62,528       62,528     162,528     148,712      148,712     248,712     379,211      379,211     479,211
 25     231,655      62,854       62,854     162,854     156,927      156,927     256,927     420,973      420,973     520,973
 26     248,092      62,855       62,855     162,855     165,190      165,190     265,190     466,829      466,829     566,829
 27     265,350      62,434       62,434     162,434     173,400      173,400     273,400     517,108      517,108     617,108
 28     283,472      61,658       61,658     161,658     181,618      181,618     281,618     572,346      572,346     672,346
 29     302,499      60,411       60,411     160,411     189,720      189,720     289,720     632,944      632,944     732,944
 30     322,478      58,641       58,641     158,641     197,639      197,639     297,639     699,411      699,411     799,411
------------------------------------------------------------------------------------------------------------------------------------

*    In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2)  Assumes  that the planned  premium is paid in the  beginning  of each year.
     Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.



                                               Illustration of Policy Values
                                            Valley Forge Life Insurance Company

Male
Preferred Non-Smoker

4,623 Annual Planned Premium
100,000 Face Amount
Increasing Death Benefit Option
Using CURRENT Cost of Insurance


------------------------------------------------------------------------------------------------------------------------------------
         Premiums             Hypothetical 0%                      Hypothetical 6%                      Hypothetical 12%
        Accumulated       Gross Investment Return              Gross Investment Return              Gross Investment Return
          At 5%
                                    Cash                                 Cash                                  Cash
End of     Per          Cash      Surrender      Death       Cash      Surrender      Death       Cash      Surrender   Death
Policy      Year        Value       Value       Benefit      Value       Value       Benefit      Value       Value     Benefit
Year
  1       4,854       3,851        2,251     103,851       4,098        2,498     104,098       4,345        2,745     104,345
  2       9,950       7,806        6,206     107,806       8,544        6,944     108,544       9,312        7,712     109,312
  3      15,301      11,629       10,029     111,629      13,112       11,512     113,112      14,716       13,116     114,716
  4      20,920      15,349       13,749     115,349      17,834       16,234     117,834      20,628       19,028     120,628
  5      26,820      18,994       17,394     118,994      22,742       21,142     122,742      27,126       25,526     127,126
  6      33,015      22,568       20,968     122,568      27,848       26,248     127,848      34,275       32,675     134,275
  7      39,519      26,074       24,794     126,074      33,162       31,882     133,162      42,140       40,860     142,140
  8      46,349      29,514       28,394     129,514      38,693       37,573     138,693      50,794       49,674     150,794
  9      53,520      32,889       31,929     132,889      44,448       43,488     144,448      60,315       59,355     160,315
 10      61,050      36,199       35,399     136,199      50,437       49,637     150,437      70,791       69,991     170,791
 11      68,956      39,631       38,991     139,631      56,934       56,294     156,934      82,699       82,059     182,699
 12      77,258      42,988       42,508     142,988      63,700       63,220     163,700      95,835       95,355     195,835
 13      85,974      46,259       45,939     146,259      70,736       70,416     170,736     110,315      109,995     210,315
 14      95,127      49,485       49,325     149,485      78,094       77,934     178,094     126,324      126,164     226,324
 15     104,737      52,653       52,653     152,653      85,776       85,776     185,776     144,008      144,008     244,008
 16     114,828      55,623       55,623     155,623      93,650       93,650     193,650     163,394      163,394     263,394
 17     125,423      58,478       58,478     158,478     101,811      101,811     201,811     184,750      184,750     284,750
 18     136,548      61,223       61,223     161,223     110,271      110,271     210,271     208,283      208,283     308,283
 19     148,229      63,843       63,843     163,843     119,031      119,031     219,031     234,209      234,209     334,209
 20     160,494      66,331       66,331     166,331     128,093      128,093     228,093     262,770      262,770     362,770
 21     173,372      68,691       68,691     168,691     137,474      137,474     237,474     294,246      294,246     394,246
 22     186,895      70,903       70,903     170,903     147,165      147,165     247,165     328,921      328,921     428,921
 23     201,093      72,968       72,968     172,968     157,181      157,181     257,181     367,135      367,135     467,135
 24     216,002      74,877       74,877     174,877     167,525      167,525     267,525     409,248      409,248     509,248
 25     231,655      76,602       76,602     176,602     178,181      178,181     278,181     455,640      455,640     555,640
 26     248,092      78,147       78,147     178,147     189,165      189,165     289,165     506,766      506,766     606,766
 27     265,350      79,483       79,483     179,483     200,459      200,459     300,459     563,092      563,092     663,092
 28     283,472      80,618       80,618     180,618     212,084      212,084     312,084     625,174      625,174     725,174
 29     302,499      81,541       81,541     181,541     224,039      224,039     324,039     693,605      693,605     793,605
 30     322,478      82,206       82,206     182,206     236,292      236,292     336,292     769,007      769,007     869,007
------------------------------------------------------------------------------------------------------------------------------------

*    In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2)  Assumes  that the planned  premium is paid in the  beginning  of each year.
     Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.


                                               Illustration of Policy Values
                                            Valley Forge Life Insurance Company

Female Issue Age 45
Preferred Non-Smoker

1,706 Annual Planned Premium
100,000 Face Amount
Level Death Benefit Option
Using GUARANTEED Cost of Insurance


------------------------------------------------------------------------------------------------------------------------------------
         Premiums             Hypothetical 0%                      Hypothetical 6%                      Hypothetical 12%
        Accumulated       Gross Investment Return              Gross Investment Return              Gross Investment Return
          At 5%
                                    Cash                                 Cash                                 Cash
End of     Per          Cash      Surrender      Death       Cash      Surrender      Death       Cash     Surrender   Death
Policy      Year        Value       Value       Benefit      Value       Value       Benefit      Value       Value     Benefit
Year
   1       1,791         975            0     100,000       1,051            0     100,000       1,129            0     100,000
   2       3,672       2,153          853     100,000       2,376        1,076     100,000       2,608        1,308     100,000
   3       5,647       3,292        1,992     100,000       3,738        2,438     100,000       4,221        2,921     100,000
   4       7,721       4,391        3,091     100,000       5,138        3,838     100,000       5,980        4,680     100,000
   5       9,899       5,451        4,151     100,000       6,578        5,278     100,000       7,900        6,600     100,000
   6      12,185       6,468        5,168     100,000       8,056        6,756     100,000       9,996        8,696     100,000
   7      14,586       7,442        6,402     100,000       9,573        8,533     100,000      12,286       11,246     100,000
   8      17,106       8,372        7,462     100,000      11,129       10,219     100,000      14,788       13,878     100,000
   9      19,753       9,251        8,471     100,000      12,721       11,941     100,000      17,521       16,741     100,000
  10      22,532      10,082        9,432     100,000      14,350       13,700     100,000      20,512       19,862     100,000
  11      25,450      10,935       10,415     100,000      16,111       15,591     100,000      23,911       23,391     100,000
  12      28,514      11,741       11,351     100,000      17,926       17,536     100,000      27,658       27,268     100,000
  13      31,731      12,501       12,241     100,000      19,799       19,539     100,000      31,795       31,535     100,000
  14      35,109      13,218       13,088     100,000      21,737       21,607     100,000      36,373       36,243     100,000
  15      38,656      13,891       13,891     100,000      23,742       23,742     100,000      41,444       41,444     100,000
  16      42,380      14,513       14,513     100,000      25,814       25,814     100,000      47,066       47,066     100,000
  17      46,291      15,077       15,077     100,000      27,952       27,952     100,000      53,302       53,302     100,000
  18      50,397      15,570       15,570     100,000      30,150       30,150     100,000      60,227       60,227     100,000
  19      54,708      15,976       15,976     100,000      32,400       32,400     100,000      67,924       67,924     100,000
  20      59,235      16,280       16,280     100,000      34,698       34,698     100,000      76,496       76,496     100,000
  21      63,988      16,475       16,475     100,000      37,046       37,046     100,000      86,062       86,062     103,274
  22      68,979      16,553       16,553     100,000      39,446       39,446     100,000      96,636       96,636     114,997
  23      74,219      16,513       16,513     100,000      41,907       41,907     100,000     108,288      108,288     127,779
  24      79,722      16,353       16,353     100,000      44,442       44,442     100,000     121,128      121,128     141,719
  25      85,499      16,065       16,065     100,000      47,055       47,055     100,000     135,278      135,278     156,922
  26      91,565      15,627       15,627     100,000      49,748       49,748     100,000     150,870      150,870     173,501
  27      97,935      15,006       15,006     100,000      52,520       52,520     100,000     168,087      168,087     189,939
  28     104,623      14,156       14,156     100,000      55,365       55,365     100,000     187,108      187,108     207,690
  29     111,646      13,020       13,020     100,000      58,277       58,277     100,000     208,137      208,137     226,869
  30     119,020      11,535       11,535     100,000      61,259       61,259     100,000     231,412      231,412     247,611
------------------------------------------------------------------------------------------------------------------------------------

*    In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2)  Assumes  that the planned  premium is paid in the  beginning  of each year.
     Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.



                                               Illustration of Policy Values
                                            Valley Forge Life Insurance Company

Female Issue Age 45
Preferred Non-Smoker

1,706 Annual Planned Premium
100,000 Face Amount
Level Death Benefit Option
Using CURRENT Cost of Insurance


------------------------------------------------------------------------------------------------------------------------------------
         Premiums             Hypothetical 0%                      Hypothetical 6%                      Hypothetical 12%
        Accumulated       Gross Investment Return              Gross Investment Return              Gross Investment Return
          At 5%
                                    Cash                                 Cash                                 Cash
End of     Per          Cash      Surrender      Death       Cash      Surrender      Death       Cash      Surrender   Death
Policy      Year        Value       Value       Benefit      Value       Value       Benefit      Value       Value     Benefit
Year
   1       1,791       1,145            0     100,000       1,227            0     100,000       1,309            9     100,000
   2       3,672       2,476        1,176     100,000       2,717        1,417     100,000       2,969        1,669     100,000
   3       5,647       3,760        2,460     100,000       4,246        2,946     100,000       4,773        3,473     100,000
   4       7,721       5,002        3,702     100,000       5,820        4,520     100,000       6,741        5,441     100,000
   5       9,899       6,211        4,911     100,000       7,449        6,149     100,000       8,898        7,598     100,000
   6      12,185       7,390        6,090     100,000       9,138        7,838     100,000      11,266        9,966     100,000
   7      14,586       8,535        7,495     100,000      10,885        9,845     100,000      13,863       12,823     100,000
   8      17,106       9,653        8,743     100,000      12,700       11,790     100,000      16,720       15,810     100,000
   9      19,753      10,746        9,966     100,000      14,587       13,807     100,000      19,865       19,085     100,000
  10      22,532      11,814       11,164     100,000      16,549       15,899     100,000      23,328       22,678     100,000
  11      25,450      12,936       12,416     100,000      18,695       18,175     100,000      27,288       26,768     100,000
  12      28,514      14,040       13,650     100,000      20,941       20,551     100,000      31,674       31,284     100,000
  13      31,731      15,128       14,868     100,000      23,293       23,033     100,000      36,534       36,274     100,000
  14      35,109      16,186       16,056     100,000      25,743       25,613     100,000      41,908       41,778     100,000
  15      38,656      17,233       17,233     100,000      28,314       28,314     100,000      47,868       47,868     100,000
  16      42,380      18,246       18,246     100,000      30,991       30,991     100,000      54,465       54,465     100,000
  17      46,291      19,223       19,223     100,000      33,779       33,779     100,000      61,769       61,769     100,000
  18      50,397      20,160       20,160     100,000      36,680       36,680     100,000      69,859       69,859     100,000
  19      54,708      21,058       21,058     100,000      39,703       39,703     100,000      78,831       78,831     100,000
  20      59,235      21,917       21,917     100,000      42,855       42,855     100,000      88,773       88,773     108,303
  21      63,988      22,730       22,730     100,000      46,140       46,140     100,000      99,753       99,753     119,704
  22      68,979      23,499       23,499     100,000      49,568       49,568     100,000     111,875      111,875     133,131
  23      74,219      24,215       24,215     100,000      53,143       53,143     100,000     125,254      125,254     147,800
  24      79,722      24,881       24,881     100,000      56,880       56,880     100,000     140,023      140,023     163,827
  25      85,499      25,493       25,493     100,000      60,787       60,787     100,000     156,326      156,326     181,338
  26      91,565      26,039       26,039     100,000      64,874       64,874     100,000     174,318      174,318     200,465
  27      97,935      26,522       26,522     100,000      69,158       69,158     100,000     194,196      194,196     219,441
  28     104,623      26,925       26,925     100,000      73,650       73,650     100,000     216,161      216,161     239,939
  29     111,646      27,245       27,245     100,000      78,370       78,370     100,000     240,443      240,443     262,083
  30     119,020      27,460       27,460     100,000      83,337       83,337     100,000     267,297      267,297     286,008
------------------------------------------------------------------------------------------------------------------------------------

*    In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2)  Assumes  that the planned  premium is paid in the  beginning  of each year.
     Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.


                                               Illustration of Policy Values
                                            Valley Forge Life Insurance Company

Female Issue Age 45
Preferred Non-Smoker

3,705 Annual Planned Premium
100,000 Face Amount
Increasing Death Benefit Option
Using GUARANTEED Cost of Insurance


------------------------------------------------------------------------------------------------------------------------------------
         Premiums             Hypothetical 0%                      Hypothetical 6%                      Hypothetical 12%
        Accumulated       Gross Investment Return              Gross Investment Return              Gross Investment Return
          At 5%
                                    Cash                                 Cash                                 Cash
End of     Per          Cash      Surrender      Death       Cash      Surrender      Death       Cash      Surrender   Death
Policy      Year        Value       Value       Benefit      Value       Value       Benefit      Value       Value     Benefit
Year
   1       3,891       2,864        1,564     102,864       3,057        1,757     103,057       3,249        1,949     103,249
   2       7,976       5,894        4,594     105,894       6,465        5,165     106,465       7,060        5,760     107,060
   3      12,265       8,845        7,545     108,845       9,993        8,693     109,993      11,235        9,935     111,235
   4      16,769      11,718       10,418     111,718      13,642       12,342     113,642      15,809       14,509     115,809
   5      21,498      14,514       13,214     114,514      17,418       16,118     117,418      20,820       19,520     120,820
   6      26,463      17,229       15,929     117,229      21,321       20,021     121,321      26,310       25,010     126,310
   7      31,677      19,864       18,824     119,864      25,354       24,314     125,354      32,324       31,284     132,324
   8      37,151      22,415       21,505     122,415      29,519       28,609     129,519      38,913       38,003     138,913
   9      42,899      24,879       24,099     124,879      33,815       33,035     133,815      46,127       45,347     146,127
  10      48,935      27,255       26,605     127,255      38,247       37,597     138,247      54,029       53,379     154,029
  11      55,272      29,701       29,181     129,701      43,026       42,506     143,026      62,967       62,447     162,967
  12      61,926      32,068       31,678     132,068      47,977       47,587     147,977      72,804       72,414     172,804
  13      68,913      34,356       34,096     134,356      53,109       52,849     153,109      83,637       83,377     183,637
  14      76,249      36,568       36,438     136,568      58,433       58,303     158,433      95,571       95,441     195,571
  15      83,952      38,703       38,703     138,703      63,954       63,954     163,954     108,721      108,721     208,721
  16      92,041      40,754       40,754     140,754      69,673       69,673     169,673     123,208      123,208     223,208
  17     100,533      42,712       42,712     142,712      75,589       75,589     175,589     139,163      139,163     239,163
  18     109,450      44,562       44,562     144,562      81,694       81,694     181,694     156,724      156,724     256,724
  19     118,813      46,284       46,284     146,284      87,975       87,975     187,975     176,039      176,039     276,039
  20     128,645      47,862       47,862     147,862      94,420       94,420     194,420     197,274      197,274     297,274
  21     138,967      49,287       49,287     149,287     101,028      101,028     201,028     220,624      220,624     320,624
  22     149,806      50,552       50,552     150,552     107,796      107,796     207,796     246,301      246,301     346,301
  23     161,187      51,657       51,657     151,657     114,729      114,729     214,729     274,551      274,551     374,551
  24     173,137      52,604       52,604     152,604     121,834      121,834     221,834     305,645      305,645     405,645
  25     185,684      53,384       53,384     153,384     129,109      129,109     229,109     339,877      339,877     439,877
  26     198,859      53,977       53,977     153,977     136,536      136,536     236,536     377,553      377,553     477,553
  27     212,693      54,350       54,350     154,350     144,088      144,088     244,088     419,003      419,003     519,003
  28     227,218      54,457       54,457     154,457     151,719      151,719     251,719     464,575      464,575     564,575
  29     242,469      54,243       54,243     154,243     159,373      159,373     259,373     514,647      514,647     614,647
  30     258,483      53,656       53,656     153,656     166,994      166,994     266,994     569,639      569,639     669,639
------------------------------------------------------------------------------------------------------------------------------------

*    In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2)  Assumes  that the planned  premium is paid in the  beginning  of each year.
     Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.


                                               Illustration of Policy Values
                                            Valley Forge Life Insurance Company

Female Issue Age 45
Preferred Non-Smoker

3,705 Annual Planned Premium
100,000 Face Amount
Increasing Death Benefit Option
Using CURRENT Cost of Insurance


------------------------------------------------------------------------------------------------------------------------------------
         Premiums             Hypothetical 0%                      Hypothetical 6%                      Hypothetical 12%
        Accumulated       Gross Investment Return              Gross Investment Return              Gross Investment Return
          At 5%
                                    Cash                                 Cash                                 Cash
End of     Per          Cash      Surrender      Death       Cash      Surrender      Death       Cash     Surrender   Death
Policy      Year        Value       Value       Benefit      Value       Value       Benefit      Value       Value     Benefit
Year
   1       3,891       3,037        1,737     103,037       3,234        1,934     103,234       3,430        2,130     103,430
   2       7,976       6,222        4,922     106,222       6,810        5,510     106,810       7,421        6,121     107,421
   3      12,265       9,324        8,024     109,324      10,508        9,208     110,508      11,787       10,487     111,787
   4      16,769      12,347       11,047     112,347      14,335       13,035     114,335      16,569       15,269     116,569
   5      21,498      15,301       14,001     115,301      18,305       17,005     118,305      21,818       20,518     121,818
   6      26,463      18,189       16,889     118,189      22,427       21,127     122,427      27,581       26,281     127,581
   7      31,677      21,007       19,967     121,007      26,700       25,660     126,700      33,906       32,866     133,906
   8      37,151      23,764       22,854     123,764      31,140       30,230     131,140      40,858       39,948     140,858
   9      42,899      26,462       25,682     126,462      35,753       34,973     135,753      48,499       47,719     148,499
  10      48,935      29,102       28,452     129,102      40,547       39,897     140,547      56,900       56,250     156,900
  11      55,272      31,848       31,328     131,848      45,756       45,236     145,756      66,457       65,937     166,457
  12      61,926      34,549       34,159     134,549      51,197       50,807     151,197      77,016       76,626     177,016
  13      68,913      37,209       36,949     137,209      56,883       56,623     156,883      88,685       88,425     188,685
  14      76,249      39,809       39,679     139,809      62,806       62,676     162,806     101,562      101,432     201,562
  15      83,952      42,373       42,373     142,373      69,001       69,001     169,001     115,797      115,797     215,797
  16      92,041      44,875       44,875     144,875      75,452       75,452     175,452     131,506      131,506     231,506
  17     100,533      47,310       47,310     147,310      82,165       82,165     182,165     148,840      148,840     248,840
  18     109,450      49,672       49,672     149,672      89,146       89,146     189,146     167,961      167,961     267,961
  19     118,813      51,966       51,966     151,966      96,409       96,409     196,409     189,061      189,061     289,061
  20     128,645      54,187       54,187     154,187     103,964      103,964     203,964     212,346      212,346     312,346
  21     138,967      56,328       56,328     156,328     111,813      111,813     211,813     238,034      238,034     338,034
  22     149,806      58,390       58,390     158,390     119,972      119,972     219,972     266,383      266,383     366,383
  23     161,187      60,363       60,363     160,363     128,441      128,441     228,441     297,658      297,658     397,658
  24     173,137      62,248       62,248     162,248     137,237      137,237     237,237     332,170      332,170     432,170
  25     185,684      64,040       64,040     164,040     146,366      146,366     246,366     370,254      370,254     470,254
  26     198,859      65,722       65,722     165,722     155,827      155,827     255,827     412,267      412,267     512,267
  27     212,693      67,299       67,299     167,299     165,636      165,636     265,636     458,629      458,629     558,629
  28     227,218      68,748       68,748     168,748     175,785      175,785     275,785     509,771      509,771     609,771
  29     242,469      70,064       70,064     170,064     186,284      186,284     286,284     566,193      566,193     666,193
  30     258,483      71,216       71,216     171,216     197,114      197,114     297,114     628,419      628,419     728,419
------------------------------------------------------------------------------------------------------------------------------------


*    In the absence of additional premium, the Policy would lapse.

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2)  Assumes  that the planned  premium is paid in the  beginning  of each year.
     Values would be different if premiums are paid with a different frequency or in different amounts.

The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                               APPENDIX B

EXAMPLE OF ADDITIONAL INSURANCE RIDER (AIR)

Definitions

Excess Calculation under Death Benefit Option 1
-----------------------------------------------
Cash Value * Applicable Percentage less Specified Amount.

Excess Calculation under Death Benefit Option 2
-----------------------------------------------
Cash Value * Applicable Percentage less Specified Amount plus Cash Value

General

For purposes of administrative processing, excess is subtracted first from the AIR rider specified amount and then from the base policy specified amount, to the extent necessary.

Examples


(A)  Example without Excess

Insured's Age = 57
Death Benefit = Option 2
Base Policy Specified Amount = $100,000
Additional Insured Specified Amount = $50,000
Cash Value = $75,000
Cash Value * Applicable Percentage (1.42) = $106,500

Additional Insurance Death Benefit will be the Additional Insured Specified Amount less the excess, if any, of (1) over (3), where:

(1)               $106,500 - cash value * applicable percentage
(3)               $175,000 - base policy specified amount + cash value

(1) less (3)      - $68,500 (No Excess)

Therefore, the Additional Insurance Death Benefit = $50,000


(B)  Example with Excess - Death Benefit Option 1

Insured's Age = 58
Death Benefit Option:  1
Base Policy Specified Amount = $100,000
Additional Insurance Specified Amount = $25,000
Cash Value = $75,000
Cash Value * Applicable Percentage (1.38) = $103,500

Additional Insurance Death Benefit will be the Additional Insured Specified Amount less the excess, if any, of (1) over (2), where:

(1)               $103,500 - cash value * applicable percentage
(2)               $100,000 - base policy specified amount

(1) less (2)      $3,500 (Amount of Excess)

Therefore, the Additional Insurance Death Benefit = $25,000 - $3,500 = $21,500


(C)  Example with Excess - Death Benefit Option 2

Insured's Age = 70
Death Benefit Option : 2
Base Policy Specified Amount = $100,000
Additional Insurance Specified Amount = $75,000
Cash Value = $1,000,000
Cash Value * Applicable Percentage (1.15) = $1,150,000

Additional Insurance Death Benefit will be the Additional Insured Specified Amount less the excess, if any, of (1) over (3), where:

(1)               $1,150,000 - cash value * applicable percentage
(3)               $1,100,000 - base policy specified amount + cash value

(1) less (3)      $50,000 (Amount of Excess)

Therefore, the Additional Insurance Death Benefit = $75,000 - $50,000 = $25,000



                                   APPENDIX C

RATES OF RETURN

     From time to time, we may report different types of historical performance for the investment options available under the policy. We may report the average annual total returns of the funds over various time periods. Such returns will reflect the operating expenses (including management fees) of the funds, but not deductions at the Variable Account or policy level for the expense charge and other policy expenses, which if included, would reduce performance.

     At the request of a purchaser, Valley Forge Life Insurance Company will accompany the returns of the funds with at least one of the following: (i) returns, for the same periods as shown for the funds, which include deductions under the Variable Account for the expense charge in addition to the deductions of fund expenses, but does not include other charges under the policy; or (ii) an illustration of cash values and cash surrender values as of the performance reporting date for a hypothetical insured of given age, gender, risk classification, Premium level and initial specified amount. The illustration will be based either on actual historic fund performance or on a hypothetical investment return between 0% and 12% as requested by the purchaser. The cash surrender value figures will assume all fund charges, the expense charge, and all other policy charges are deducted. The cash value figures will assume all charges except the surrender charges are deducted.

     We also may distribute sales literature comparing the percentage change in the net asset values of the funds or in the Accumulation Unit Values for any of the investment options to established market indices, such as the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average. We also may make comparisons to the percentage change in values of other mutual funds with investment objectives similar to those of the investment options being compared.

     The chart below shows the Effective Annual Rates of Return of the funds based on the actual investment performance (after deduction of investment arrangement fees and direct operating expenses of the funds). These rates do not reflect the expense charge assessed. The rates do not reflect deductions from premiums or Monthly Deductions assessed against the cash value of the policy, nor do they reflect the policy's surrender charges. Therefore, these rates are illustrative of how actual investment performance will affect the benefits under the policy. These rates of return shown are not indicative of future performance. These rates of return may be considered, however, in assessing the competence and performance of the investment advisers.


----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
                                                                                                             10
                                                                  Portfolio                              Years/Since
Investment Option                                                 Inception Date     1 Year   5  Years    Inception
-----------------                                                 --------------     ------   -  -----    ---------
FEDERATED INSURANCE SERIES
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
    Federated High Income Bond Fund II                                 03/01/1994       2.31      10.48          8.22
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
    Federated Prime Money Fund II                                      11/21/1994       4.63       4.89          4.88
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
    Federated Utility Fund II                                           2/10/1994       1.69      15.25         12.15
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
The Alger American Fund
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
    Alger American Growth Portfolio                                      1/9/1989      33.74      30.94         23.05
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
    Alger American Mid-Cap Growth Portfolio                              5/3/1993      31.85      26.14         24.72
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
    Alger American Small Capitalization Portfolio                       9/21/1988      43.42      22.64         20.86
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
    Alger American Leveraged AllCap Portfolio                          01/25/1995      78.06     NA             46.44
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
First Eagle SoGen Variable Funds, Inc.
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
    First Eagle SoGen Overseas Variable Fund                             2/3/1997      42.15     NA             13.56
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
Van Eck Worldwide Insurance Trust
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
    Van Eck Worldwide Emerging Markets Fund                            12/27/1995     100.28     NA              9.92
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Van Eck Worldwide Hard  Assets Fund                             9/1/1989      21.00       1.49          3.06
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
Variable Insurance Products Fund (VIP) & Variable Insurance
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Fidelity VIP II Asset Manager Portfolio                         9/6/1989      11.09      15.63         13.14
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Fidelity VIP II Contrafund Portfolio                            1/3/1995      24.25     NA             27.73
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Fidelity VIP Equity -Income Portfolio                          10/9/1986       6.33      18.61         14.49
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Fidelity VIP II Index 500 Portfolio                            8/27/1992      20.52      28.16         21.07
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
MFS Variable Insurance Trust
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         MFS Emerging Growth Series                                     7/24/1995      76.71     NA             36.44
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         MFS Growth With Income Series                                  10/9/1995       6.69     NA             21.12
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         MFS Research Series                                            7/26/1995      24.05     NA             22.86
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         MFS Total Return Series                                         1/3/1995       3.08     NA             15.42
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
Janus Aspen Series, Institutional Shares
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Janus Aspen Series Capital Appreciation Portfolio               5/2/1997      67.00     NA             57.18
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Janus Aspen Series Balanced Portfolio                          9/13/1993      26.76      24.68         20.62
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Janus Aspen Series Growth Portfolio                            9/13/1993      43.98      29.89         24.28
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Janus Aspen Series Flexible Income Portfolio                   9/13/1993       1.60      10.88          8.50
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Janus Aspen Series International Growth Portfolio               5/2/1994      82.27      33.25         28.19
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Janus Aspen Series Worldwide Growth Portfolio                  9/13/1993      64.45      33.60         29.71
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
Alliance Variable Products Series Fund, Class B Shares
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Alliance Premier Growth Portfolio                             06/26/1992      32.32      36.03         26.31
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Alliance Growth and Income Portfolio                          01/14/1991      11.37      23.91         15.48
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
American Century Variable Portfolios, Inc.
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         American Century VP Income & Growth Fund                      10/30/1997      18.02     NA             16.96
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         American Century VP Value Fund                                05/01/1996      -0.85     NA             11.10
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
Franklin Templeton Variable Insurance Products trust, class 2
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Templeton Developing Markets Securities Fund                  03/04/1996      53.27     NA             -5.45
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Templeton Asset Strategy Fund                                 05/01/1997      22.54      16.92         13.01
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
Lazard Retirement Series
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Lazard Retirement Equity Portfolio                             3/18/1998       8.16     NA             10.68
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Lazard Retirement Small Cap Portfolio                         11/04/1997       5.13     NA              0.13
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
The Universal Institutional funds, Inc.
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Morgan Stanley International Magnum Portfolio                 01/02/1997      25.19     NA             13.57
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
----------------------------------------------------------------- ---------------- ---------- ---------- -------------
         Morgan Stanley Emerging Markets Equity Portfolio              10/01/1996      95.68     NA             12.31
----------------------------------------------------------------- ---------------- ---------- ---------- -------------



                                     PART II

                           UNDERTAKING TO FILE REPORTS

a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

b. Pursuant to Investment Company Act Section 26(e), Valley Forge Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The registrant has no officers, directors or employees. The depositor and the registrant do not indemnify the officers, directors of employees of the depositor. CNA Financial Corporation, ("CNAFC") a parent of the depositor, indemnifies the depositor's officers, directors and employees in their capacity as such.

CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of CNAFC) by reason of the fact that he is or was a director, officer, employee or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of CNAFC to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC. No indemnification is made, however, in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to CNAFC unless and only to the extent that a court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

To the extent that any person referred to above is successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, therein, CNAFC will indemnify such person against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith. CNAFC may advance to such a person, expenses incurred in defending a civil or criminal action, suit or proceeding as authorized by CNAFC's board of directors upon receipt of an undertaking by (or on behalf of) such person to repay the amount advanced unless it is ultimately determined that he is entitled to be indemnified.

Indemnification and advancement of expenses described above (unless pursuant to a court order) is only made as authorized in the specific case upon a determination that such indemnification or advancement of expenses is proper in the circumstances because he has met the applicable standard of conduct. Such determination must be made by a majority vote of a quorum of CNAFC's board of directors who are not parties to the action, suit or proceeding or by independent legal counsel in a written opinion or by CNAFC's stockholders.


                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:

     The facing sheet

     The Prospectus consisting of 81 pages.

     Undertakings to file reports.

     The signatures.

     The following exhibits.

1.A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

     1. Resolution of the Board of Directors of Valley Forge Life Insurance Company (the "Company") establishing Valley Forge Life Insurance Company Variable Life Separate Account (the "Variable Account")**
     2.   Copy of Agreement for Lockbox Services*

     3.   (a) Not Applicable
          (b) Form of underwriting/distribution agreement between the Company and CNA Investor Services, Inc.
          (c)  Schedule of Sales Commissions
     4.   Not applicable
     5.   Flexible Premium Variable Insurance Policy (the "Policy")
          (a)  Form of Waiver of Monthly Deduction Rider #
          (b)  Form of Right to Convert Rider #
          (c)  Form of Accelerated Benefit Rider #
          (d)  Form of Total Disability Waiver of Premium Rider #
          (e)  Form of Accidental Death Benefit Rider #
          (f)  Form of Additional Insurance Rider #
          (g)  Form of Automatic Transfer Rider #
          (h)  Form of Dollar Cost Averaging Rider #
          (i)  Form of Term Insurance on Children Rider #
          (j)  Form of Other Insured Term Insurance Rider #
          (k)  Form of Dollar Cost Averaging Rider I
          (l)  Form of Dollar Cost Averaging Rider II
     6.(a)Amended and restated Articles of Incorporation of the Company**
          (b)  By-laws of the Company**
     7.   Not applicable
     8.(a)Form of  participation  agreement  between The Alger American Fund and the Company*
          (b) Form of participation agreement between Variable Insurance Products Fund and the Company*
          (c) Form of participation agreement between Variable Insurance Products Fund II and the Company*
          (d) Form of participation agreement between MFS Variable Insurance Trust and the Company*
          (e) Form of participation agreement between SoGen Variable Funds, Inc. and the Company*
          (f) Form of participation agreement between Van Eck Worldwide Insurance Trust and the Company*
          (g) Form of participation agreement between Federated Insurance Management Series and the Company*
          (h) Form of participation agreement between Janus Aspen Series and the Company****
          (i) Form of participation agreement among the Company, CNA Investor Services, Inc., Lazard Asset Management and Lazard Retirement Series, Inc. ##
          (j) Form of participation agreement among Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc. and the Company. ##
          (k) Form of participation agreement among the Company, CNA Investor Services, Inc., Alliance Capital Management L.P. and Alliance Fund Distributors, Inc. ##
          (l) Form of participation agreement between the Company and American Century Investment Management, Inc. ##
          (m) Form of participation agreement between the Company and Morgan Stanley Dean Witter Universal Funds, Inc. ##
     9.   Not applicable
     10.  Form of Policy Application
     11.  Description of issuance, transfer and redemption procedures***

B.   Not applicable

C.   Not applicable

2.   Opinion and Consent of Counsel

3.   Not applicable

4.   Not applicable

5.   Not Applicable

6.   Consent of Actuary

7.   Consent of Independent Auditors


* Incorporated by reference to the Form N-4 Registration Statement filed electronically with the Securities and Exchange Commission on September 4, 1996 (File No.333-1087).

**   Incorporated  by  reference  to  the  N-4   Registration   Statement  filed
     electronically with the Securities and Exchange Commission on February 20, 1996 (File No. 333-1087)

***  Incorporated by reference to the registrant's  Pre-effective Amendment No.1
     filed   electronically  on  Form  S-6  on  September  4,  1996  (File  No.
     333-01949).

****Incorporated by reference to the registrant's Post-effective Amendment No.6 filed on Form S-6 on September 2, 1999 (File No. 333-01949).

# Incorporated by reference to the registrant's initial registration filed electronically on Form S-6 on January 13, 2000 (File No. 333-94575).

## Incorporated by reference to the registrant's Post-Effective Amendment No. 7 filed electronically on April 26, 2000 (File No. 333- 01949).

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the in the City of Chicago, State of Illinois, on this 8th day of May, 2000.

                                      VALLEY FORGE LIFE INSURANCE COMPANY
                                                        (Registrant)

Attest: /s/G. STEPHEN WASTEK                   By:/s/ DAVID STONE
       ------------------------------             ------------------------------
                                                      David Stone

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                        Title                                   Date
---------                        -----                                   ----


/s/BERNARD L. HENGESBAUGH                                          5/8/00
--------------------------         Chairman of the Board,          ---------
Bernard L. Hengesbaugh             Chief Executive Officer          Date
                                   and Director

/s/ ROBERT V. DEUTSCH                                              5/8/00
----------------------             Chief Financial Officer         ---------
Robert V. Deutsch                  and Director                     Date


/s/ THOMAS PONTARELLI                                               5/8/00
----------------------             Director and Senior              ---------
Thomas Pontarelli                  Vice President                    Date


/s/JONATHAN D. KANTOR                                               5/8/00
----------------------             Senior Vice President, Secretary ---------
Jonathan D. Kantor                 General Counsel, Director         Date


/s/DONALD P. LOFE, JR.                                              5/8/00
----------------------             Group Vice President, Director   ---------
Donald P. Lofe, Jr.                                                  Date

/s/JOHN M. SQUAROK                                                  5/8/00
----------------------             Group Vice President, Director   ---------
John M. Squarok                                                      Date



                                INDEX TO EXHIBITS

EX-99.A.3.b. Form of  Underwriting/Distribution  Agreement Between the Company
             and CNA Investor Services, Inc.
EX-99.A.3.c. Schedule of Sales Commissions
EX-99.A.5.k. Form of Dollar Cost Averaging Rider I
EX-99.A.5.l. Form of Dollar Cost Averaging Rider II
EX-99.A.10.  Form of Policy Application
EX-99.C.2.   Opinion and Consent of Counsel
EX-99.C.6.   Consent of Actuary
EX-99.C.7.   Consent of Independent Auditors